Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Bilibili Inc., you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: BILI and HKEX: 9626)

(1) PROPOSED OFF-MARKET SHARE BUY-BACK;

AND

(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to

the Independent Board Committee and the Disinterested Shareholders

Capitalized terms used in this cover page shall have the same meanings as those defined in this circular.

A letter from the Board is set out on pages 6 to 19 of this circular. A letter of recommendation from the Independent Board Committee to the Disinterested Shareholders is set out on page 20 of this circular. A letter from the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Disinterested Shareholders, is set out on pages 21 to 46 of this circular.

A notice convening the EGM to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, on October 28, 2026 at 4:30 p.m. is set out on pages 61 to 62 of this circular. The form of proxy for use at the EGM is also enclosed with this circular. The form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk), the Company’s investor relations (https://ir.bilibili.com/) and the SEC (www.sec.gov).

Holders of record of the Shares as of the close of business on the Shares Record Date (Hong Kong time) are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) who wish to exercise their voting rights in respect of the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs. In connection with the different record dates, the depositary of the ADSs will close its books for ADS cancellations from October 1, 2026 through October 9, 2026, inclusive (New York time). The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on October 26, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the EGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on October 19, 2026 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the EGM.

September 25, 2026

CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	6

LETTER FROM THE INDEPENDENT BOARD COMMITTEE	20

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER	21

APPENDIX I — FINANCIAL INFORMATION OF THE GROUP	47

APPENDIX II — GENERAL INFORMATION OF THE GROUP	50

NOTICE OF EXTRAORDINARY GENERAL MEETING	61

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“acting in concert”	has the meaning ascribed to it under the Takeovers Code

“ADS(s)”	American Depositary Shares (each representing one Class Z Ordinary Share)

“ADS Record Date”	September 30, 2026, New York time

“Announcements”	the Initial Announcement and the Pricing Announcement

“Articles of Association”	the ninth amended and restated memorandum of association andarticles of association of the Company adopted on June 17, 2026, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of directors of the Company

“Bulk Issuance Shares”	Class Z Ordinary Shares that are reserved for future issuance uponthe exercise or vesting of awards granted under the Company’s share incentive plans

“Business Day”	means a day (excluding Saturdays, Sundays and public holidays) on which the Stock Exchange is generally open for transaction of business and banks are generally open for business in Hong Kong and New York City

“Buybacks Code”	the Hong Kong Code on Share Buy-backs

“China” or “the PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“China Literature”	China Literature Limited (閱文集團), an exempted company incorporated in the Cayman Islands with limited liability on April 22, 2013, whose shares are listed on the Main Board of the Stock Exchange (HKEX: 772), and a subsidiary of Tencent

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Y ordinary share is entitled to 10 votes per Share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per Share basis

DEFINITIONS

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class Z ordinary share one vote per Share on any resolution tabled at the Company’s general meeting

“close associate(s)”	has the meaning ascribed to it under the Listing Rules

“Company”, “we”, “us”, or “our”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Concurrent Equity Placement”	the Concurrent Delta Offering and the Tencent Secondary Placement

“Concurrent Repurchases”	the Concurrent Delta Repurchase and the Concurrent Tencent Repurchase

“Concurrent Tencent Repurchase”	the proposed repurchase by the Company of a portion of the existing Class Z Ordinary Shares and ADSs held by Tencent (through Huang River and Tencent Mobility), for US$200 million at the Reference Price pursuant to and subject to the terms and conditions set forth in the Tencent Subscription and Repurchase Agreement

“Conversion Shares”	Class Z Ordinary Shares deliverable upon conversion of the Notes

“Director(s)”	the director(s) of the Company

“Disinterested Shareholders”	Shareholder(s) other than Tencent Mobility, Huang River and China Literature (which are subsidiaries of Tencent and hold Shares and/or ADSs), persons acting in concert with any of them, and Shareholders who have a material interest in the Concurrent Tencent Repurchase which is different from the interests of all other Shareholders

“EGM”	an extraordinary general meeting of the Company to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, on October 28, 2026 at 4:30 p.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 61 to 62 of this circular, or adjournment thereof

“Executive”	the Executive Director of the Corporate Finance Division of the SFC from time to time or any delegate of the Executive Director

“Group”	the Company, its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“Huang River”	Huang River Investment Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent

“Independent Board Committee”	the independent committee of the Board comprising all the independent Directors, namely, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding

“Independent Financial Adviser” or “Gram Capital”	Gram Capital Limited, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO, being the independent financial adviser to advise the Independent Board Committee and the Disinterested Shareholders in respect of the Concurrent Tencent Repurchase

“Initial Announcement”	the announcement of the Company dated September 4, 2026 in relation to the proposed Notes Offerings, Concurrent Equity Placement and Concurrent Repurchases

“Initial Purchasers”	Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited, as representatives of the initial purchasers of the Notes

“Latest Practicable Date”	September 22, 2026, being the latest practicable date for ascertaining certain information before the publication of this circular

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Long Stop Date”	means the date falling 100 days after the date of the Tencent Subscription and Repurchase Agreement (i.e. December 13, 2026) or such other date as the parties thereto may agree in writing

“Nasdaq”	Nasdaq Global Select Market

“Noteholder(s)”	holder(s) of the Notes

“Rule 10.06(3)(a) Approval”	the Stock Exchange’s approval under Rule 10.06(3)(a) of the Listing Rules

“Rule 2 Approval”	approval by the Executive of the Concurrent Tencent Repurchase under Rule 2 of the Buybacks Code, subject to the conditions provided thereunder

“Rule 7 Waiver”	a waiver from strict compliance with Rule 7 of the Buybacks Code

“Pricing Announcement”	the announcement of the Company dated September 4, 2026 in relation to the pricing of the Notes Offerings, Concurrent Equity Placement and Concurrent Repurchases

DEFINITIONS

“Reference Price”	the offering price of the Concurrent Equity Placement determined through the bookbuilding process, i.e. HK$115.38

“Relevant Period”	the period commencing on the date which is 6 months prior to the date of the Initial Announcement (i.e. March 4, 2026) up to and including the Latest Practicable Date

“Reserved Matters”	those matters or resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the memorandum or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RMB”	Renminbi, the lawful currency of the PRC

“SEC”	U.S. Securities and Exchange Commission

“Securities Act”	the United States Securities Act of 1933, as amended

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shares”	the Class Y Ordinary Shares and/or Class Z Ordinary Shares in the share capital of the Company, as the context so requires. In this circular, unless otherwise specified, references to “issued Shares” exclude Bulk Issuance Shares and treasury shares (if any)

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary” or “subsidiaries”	has the meaning ascribed to it in the Listing Rules

“substantial shareholder”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended from time to time

“Tencent”	Tencent Holdings Limited, a limited liability company organised and existing under the laws of the Cayman Islands and the shares of which are listed on the Stock Exchange (stock code: 00700 (HKD Counter) and 80700 (RMB Counter))

DEFINITIONS

“Tencent Mobility”	Tencent Mobility Limited, a company limited by shares incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Tencent

“Tencent Subscription and Repurchase Agreement”	the notes subscription and share repurchase agreement executed by the Company, Huang River and Tencent Mobility on September 4, 2026 in respect of the Tencent Notes Subscription and the Concurrent Tencent Repurchase

“treasury shares”	has the meaning ascribed to it under the Listing Rules

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“U.S. GAAP”	accounting principles generally accepted in the United States of America

“US$”	U.S. dollars, the lawful currency of the U.S.

“WVR”	weighted voting rights

“WVR Beneficiary(ies)”	has the meaning ascribed thereto under the Listing Rules and unless the context otherwise requires, refers to Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, being the holders of Class Y Ordinary Shares

“%”	percent

Unless otherwise specified, all references to time and dates in this circular refer to Hong Kong time and dates.

LETTER FROM THE BOARD

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: BILI and HKEX: 9626)

Directors	Registered office
Mr. Rui Chen (Chairman and Chief Executive Officer)	190 Elgin Avenue
Ms. Ni Li	George Town
Mr. Yi Xu	Grand Cayman KY1-9008
Cayman Islands

Independent Directors
Mr. JP Gan	Principal Executive Office of Main Operations
Mr. Eric He
Mr. Feng Li	Building 3, Guozheng Center
Mr. Guoqi Ding	No. 485 Zhengli Road
Yangpu District
Shanghai
People’s Republic of China

Address in Hong Kong
Suite 603, 6/F, Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon
Hong Kong
September 25, 2026

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED OFF-MARKET SHARE BUY-BACK;

AND

(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

Reference is made to the Announcements in relation to, among other things: (a) the Notes Offerings, comprising the Marketed Notes Offering and the Tencent Notes Subscription; (b) the Concurrent Delta Offering; (c) the Tencent Secondary Placement; (d) the Concurrent Delta Repurchase; and (e) the Concurrent Tencent Repurchase.

As the Concurrent Tencent Repurchase constitutes an off-market share buy-back under the Buybacks Code, the Company is required to seek approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast on a poll by the Disinterested Shareholders at the EGM, pursuant to the Buybacks Code. The purpose of this circular is to provide the Shareholders with further information on the proposal regarding the Concurrent Tencent Repurchase that will be put forward at the EGM for Shareholders’ approval and the notice of EGM.

LETTER FROM THE BOARD

2.	BACKGROUND TO THE CONCURRENT TENCENT REPURCHASE

As disclosed in the Announcements, the Company carried out the following transactions on September 4, 2026 (after Hong Kong trading hours):

Notes Offerings

On September 4, 2026 (after Hong Kong trading hours), the Company conducted offerings of US$700 million in aggregate principal amount of convertible senior notes due 2031 (the “Notes”) (the “Notes Offerings”, comprising the Marketed Notes Offering and the Tencent Notes Subscription, both as defined and described below). The Notes were offered only to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) outside the United States in compliance with Regulation S under the Securities Act. Of the Notes, US$500 million in aggregate principal amount of the Notes were offered and sold to investors other than Tencent (through its subsidiary) (the “Marketed Notes Offering”); and Tencent agreed to subscribe for US$200 million in aggregate principal amount of the Notes (the “Tencent Notes Subscription”).

On September 4, 2026 (after Hong Kong trading hours), the Company entered into the Purchase Agreement with the Initial Purchasers in respect of the Marketed Notes Offering, pursuant to which the Company agreed to sell to the Initial Purchasers, and each Initial Purchaser agreed, severally and not jointly, to purchase from the Company, subject to the conditions set out thereunder, the Notes with an aggregate principal amount of US$500 million at a purchase price of 98.35% of the principal amount of the Notes.

When issued, the Notes will be senior, unsecured obligations of the Company. The Notes will mature on September 15, 2031, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. Holders may convert their Notes at their option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date at an initial conversion rate of 50.3374 Class Z Ordinary Shares per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately HK$155.79 per Class Z Ordinary Share, representing:

(a)

a premium of approximately 28.2% to the closing price of US$15.50 per ADS on the Nasdaq on September 3, 2026, being the previous trading day on the Nasdaq immediately prior to the date of the Purchase Agreement, converted at a pre-determined exchange rate for Hong Kong dollars;

(b)	a premium of approximately 28.3% to the closing price of HK$121.40 per Class Z Ordinary Share on the Stock Exchange on September 4, 2026, being the date of the Purchase Agreement;

(c)

a premium of approximately 26.2% to the average closing price of approximately HK$123.46 per Class Z Ordinary Share on the Stock Exchange for the last five consecutive trading days immediately prior to the date of the Purchase Agreement; and

(d)	a premium of approximately 35.0% to the Reference Price of HK$115.38 per Class Z Ordinary Share.

The Marketed Notes Offering was completed on September 9, 2026.

LETTER FROM THE BOARD

Concurrent Equity Placement

In connection with the Marketed Notes Offering, the Company also conducted a concurrent fixed-price offering of its 6,976,760 Class Z Ordinary Shares that are borrowed from non-affiliate third parties and offered, on a several basis, by Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited or their respective affiliates (in such capacity, the “Concurrent Delta Offering Banks”) to non-U.S. persons in offshore transactions pursuant to Rule 903 of Regulation S under the Securities Act (the “Concurrent Delta Offering”). The Concurrent Delta Offering Banks used the resulting short positions to facilitate the establishment of initial short positions by certain investors subscribing for the Notes who employ a convertible arbitrage strategy (the “Convertible Arbitrage Investors”) to hedge their investments in the Notes. Such short positions may be established by Convertible Arbitrage Investors through sales of borrowed Class Z Ordinary Shares or synthetically through derivative transactions, in each case, to be facilitated by the Concurrent Delta Offering Banks. The number of Class Z Ordinary Shares subject to the Concurrent Delta Offering generally corresponds to such initial short positions of the Convertible Arbitrage Investors. No new Class Z Ordinary Shares were issued in the Concurrent Delta Offering.

In addition to and concurrently with the Concurrent Delta Offering, Tencent Mobility offered and sold 26,374,900 Class Z Ordinary Shares through a placing agent (the “Tencent Secondary Placement” and, together with the Concurrent Delta Offering, the “Concurrent Equity Placement”). All the shares in the Concurrent Equity Placement were offered concurrently to the same category of investors and through the same bookbuilding process (the offering price in the Concurrent Equity Placement, the “Reference Price”).

The Concurrent Equity Placement was completed on September 9, 2026.

In connection with the Tencent Secondary Placement, Tencent Mobility has agreed (in the relevant agreement with the placing agent) not to, and to procure Tencent and its nominees and affiliates not to, sell or otherwise dispose of the Company’s securities from the date of such agreement to the date which is 90 days after the closing date of the Tencent Secondary Placement.

Concurrent Delta Repurchase

The Company was allocated 6,795,540 Class Z Ordinary Shares offered in the Concurrent Delta Offering for purchase, representing (i) 1.6% of the number of Shares issued and outstanding as of August 31, 2026, (ii) 19.3% of the number of Conversion Shares and (iii) 97.4% of the number of Shares subject to the Concurrent Delta Offering, for an aggregate amount of HK$784 million (equivalent to approximately US$100 million) at the offering price (the “Concurrent Delta Repurchase”). The purchase price for the Concurrent Delta Repurchase is the Reference Price per Class Z Ordinary Share, i.e. HK$115.38 per Class Z Ordinary Share. The Company is the price taker, as it did not take part in the negotiation of or have an active role in setting the price for the Concurrent Equity Placement.

The Concurrent Delta Repurchase was completed on September 9, 2026.

Tencent Notes Subscription and Concurrent Tencent Repurchase

Pursuant to the Tencent Subscription and Repurchase Agreement, Tencent (through Huang River) has agreed to subscribe for US$200 million in aggregate principal amount of the Notes in compliance with Regulation S under the Securities Act, on the same terms of the Notes and at the same initial offering price as offered in the Marketed Notes Offering (i.e. the Tencent Notes Subscription).

LETTER FROM THE BOARD

The Company has also agreed to repurchase from Tencent’s subsidiaries, Huang River and Tencent Mobility, 13,591,090 Class Z Ordinary Shares (including Class Z Ordinary Shares represented by ADSs) for an aggregate purchase price of US$200 million at the Reference Price (the “Concurrent Tencent Repurchase”).

The closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase will be concurrent (i.e. if the Tencent Notes Subscription does not proceed to closing, the Concurrent Tencent Repurchase would not proceed to closing either and vice versa), and will be conditional upon completion of the Marketed Notes Offering. The closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase are deferred until certain conditions precedent described below are met.

3.	THE TENCENT NOTES SUBSCRIPTION AND CONCURRENT TENCENT REPURCHASE

The principal terms of the Tencent Subscription and Repurchase Agreement are summarized as follows:

Date:	September 4, 2026

Parties:	(a) Huang River (b) Tencent Mobility (together with Huang River, the “Tencent Sellers”) (c) the Company

Effective date:	September 4, 2026

Tencent Notes Subscription:

At the Closing, Huang River agrees to subscribe for and purchase from the Company, and the Company agrees to issue, sell and deliver to Huang River, US$200 million aggregate principal amount of the Notes (the “Aggregate Principal Amount”), free and clear of all encumbrances (except for transfer restrictions set forth in the terms of the Notes as contemplated by the pricing term sheet and as may be required by applicable securities laws), for a subscription price (the “Subscription Price”) equal to the Aggregate Principal Amount.

It is the parties’ expectation that the Notes deliverable in the Tencent Notes Subscription will be issued pursuant to the same indenture as, will constitute the same series as, and upon the Closing will be fungible with, the Notes offered and sold in the Marketed Notes Offering.

Concurrent Tencent Repurchase:	At the Closing, (i) Huang River agrees to sell to the Company, and the Company agrees to purchase from Huang River, the 10,954,357 ADSs held by Huang River (represented by the same number of Class Z Ordinary Shares) and (ii) Tencent Mobility agrees to sell to the Company, and the Company agrees to purchase from Tencent Mobility, 2,636,733 Class Z Ordinary Shares (including ADSs representing Class Z Ordinary Shares) (the “Sale Shares”) for an aggregate purchase price of US$200 million (the “Aggregate Repurchase Price”) at the Reference Price. The Sale Shares, when delivered, shall be free from any encumbrance (provided that any “restricted security” status of the Sale Shares within the meaning of Rule 144 under the Securities Act shall not be deemed an encumbrance), fully paid (in the case of Class Z Ordinary Shares) and with all rights attached or accruing to them on and from the Closing.

LETTER FROM THE BOARD

Conditions precedent to Closing:	The obligations of the Company and the Tencent Sellers to consummate the Closing are subject to the satisfaction of each of the following conditions, unless otherwise waived in writing by the parties, provided that each of the conditions under (a) to (d) below cannot be waived:

(a) the resolutions approving the Concurrent Tencent Repurchase shall have been passed at the EGM by at least three-fourths of the votes cast on a poll by the Disinterested Shareholders;

(b) the Rule 10.06(3)(a) Approval, the Rule 7 Waiver and the Rule 2 Approval shall have been granted and not withdrawn;

(c) the Marketed Notes Offering in the aggregate principal amount of US$500 million shall have been completed; and

(d) the consummation of the Tencent Notes Subscription and the Concurrent Tencent Repurchase shall take place concurrently at the Closing.

The obligation of each Tencent Seller to consummate the Closing is subject to the satisfaction of each of the following further conditions, unless otherwise waived in writing by such Tencent Seller:

(a)   representations and warranties of the Company shall be true and correct in all respects or in all material respects (as applicable) as of the date of the agreement and as of the Closing Date (defined below);

(b)   the Company shall have performed and complied in all material respects with all of its obligations, agreements, and covenants contained in the agreement that are required to be performed or complied with on or before the Closing, and shall not be in breach of or default under any such obligations, agreements, or covenants; and

(c)   the Notes deliverable in the Tencent Notes Subscription shall be issued pursuant to the same indenture as, shall constitute the same series as, and upon the Closing shall be fungible with, the Notes offered and sold in the Marketed Notes Offering.

The obligation of the Company to consummate the Closing is subject to the satisfaction of each of the following further conditions, unless otherwise waived in writing by the Company:

(a) representations and warranties of each Tencent Seller shall be true and correct in all material respects as of the date of the agreement and as of the Closing Date; and

(b)   each Tencent Seller shall have performed and complied in all material respects with all of its obligations, agreements, and covenants contained in the agreement that are required to be performed or complied with on or before the Closing, and shall not be in breach of or default under any such obligations, agreements, or covenants.

LETTER FROM THE BOARD

Closing:

The concurrent closing (the “Closing” and, the date of the Closing, the “Closing Date”) of the Tencent Notes Subscription and the Concurrent Tencent Repurchase shall take place on the fifth (5th) Business Day after the satisfaction or, to the extent permissible, waiver by the party(ies) entitled to the benefit of the conditions precedent (other than the conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as the parties may agree in writing.

At the Closing, the Subscription Price payable by Huang River to the Company and the Aggregate Repurchase Price payable by the Company to the Tencent Sellers shall be satisfied and discharged solely by way of a multilateral set-off among the Company, Huang River and Tencent Mobility. Each Tencent Seller irrevocably directs and authorizes the Company to apply and set off the portion of the Aggregate Repurchase Price payable to such Tencent Seller in or towards satisfaction and discharge of the Subscription Price payable by Huang River to the Company, and Huang River irrevocably directs and authorizes the Company to apply and set off the Subscription Price in or towards satisfaction and discharge of the Aggregate Repurchase Price payable by the Company to the Tencent Sellers. Such directions and authorizations are irrevocable and such application and set-off shall take effect automatically on the Closing Date.

The agreement may be terminated by the delivery of written notice by any party to the other parties if the Closing has not occurred by the Long Stop Date.

The Reference Price of HK$115.38 represents:

(a)

a discount of approximately 5.0% to the closing price of HK$121.40 per Class Z Ordinary Share as quoted on the Stock Exchange on September 4, 2026, being the effective date of the Tencent Subscription and Repurchase Agreement;

(b)

a discount of approximately 5.1% to the closing price of US$15.50 per ADS on the Nasdaq on September 3, 2026 (U.S. Eastern Time), being the last trading day on the Nasdaq immediately prior to the effective date of the Tencent Subscription and Repurchase Agreement;

(c)

a discount of approximately 6.5% to the average closing price of approximately HK$123.46 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the five consecutive trading days immediately prior to and including the effective date of the Tencent Subscription and Repurchase Agreement;

(d)

a discount of approximately 15.5% to the average closing price of approximately HK$136.49 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the 30 consecutive trading days immediately prior to and including the effective date of the Tencent Subscription and Repurchase Agreement;

(e)

a discount of approximately 19.1% to the average closing price of approximately HK$142.55 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the 90 consecutive trading days immediately prior to and including the effective date of the Tencent Subscription and Repurchase Agreement;

LETTER FROM THE BOARD

(f)

a discount of approximately 35.2% to the average closing price of approximately HK$177.95 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the 180 consecutive trading days immediately prior to and including the effective date of the Tencent Subscription and Repurchase Agreement;

(g)	a discount of approximately 2.6% to the closing price of HK$118.50 per Class Z Ordinary Share as quoted on the Stock Exchange on the Latest Practicable Date;

(h)

a premium of approximately 163.6% to the net asset value of approximately HK$43.77 per issued Share as at December 31, 2025 based on the Company’s latest audited financial statements published in the Company’s annual report for the year ended December 31, 2025; and

(i)

a premium of approximately 159.9% to the net asset value of approximately HK$44.39 per issued Share as at June 30, 2026 based on the Company’s latest unaudited financial statements published in the Company’s interim results announcement for the six months ended June 30, 2026.

4.	FUNDING OF THE CONCURRENT TENCENT REPURCHASE

As disclosed above and in the Initial Announcement, the Subscription Price payable by Huang River to the Company, on the one hand, and the Aggregate Repurchase Price payable by the Company to Huang River and Tencent Mobility, on the other hand, shall be satisfied and discharged by set-off against each other. Therefore, there will be no net cash proceeds for either party.

5.	IRREVOCABLE UNDERTAKINGS

Based on the shareholding of the following Shareholders as at the Latest Practicable Date (assuming both the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase and the Rule 8A.15 Adjustment to result from the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase have been completed):

(a)

Vanship Limited, which is indirectly controlled by Mr. Rui Chen, our Director, Chairman of the Board, Chief Executive Officer and one of our WVR Beneficiaries, held 47,253,464 Class Y Ordinary Shares and 779,338 Class Z Ordinary Shares, representing approximately 11.7% of the issued Shares and 42.3% of the total voting rights in the Company;

(b)

Saber Lily Limited, which is indirectly controlled by Ms. Ni Li, our Director, Vice Chairwoman of the Board, Chief Operating Officer and one of our WVR Beneficiaries, held 7,083,179 Class Y Ordinary Shares and 116,821 Class Z Ordinary Shares, representing approximately 1.7% of the issued Shares and 6.3% of the total voting rights in the Company; and

(c)

Kami Sama Limited, which is indirectly controlled by Mr. Yi Xu, our Director, President and one of our WVR Beneficiaries, held 24,070,225 Class Y Ordinary Shares and 3,296,983 Class Z Ordinary Shares[1]; Mr. Yi Xu also holds 45,000 ADSs. In aggregate, Mr. Yi Xu’s Shares (held directly and indirectly) represent approximately 6.7% of the issued Shares and 21.8% of the total voting rights in the Company.

1.

In the case of Kami Sama Limited, the 2,900,000 Class Z Ordinary Shares held by it are subject to a prepaid variable share forward transaction with a stock lending arrangement, so that it is not entitled to exercise the voting rights attached to those Shares.

LETTER FROM THE BOARD

On September 4, 2026, each of the above Shareholders (collectively the “Committed Shareholders”) executed an irrevocable undertaking in favour of the Company (collectively, the “Irrevocable Undertakings”), pursuant to which each of the Committed Shareholders has irrevocably undertaken to the Company to cast all votes in respect of the Shares held by it as of the date of its Irrevocable Undertaking and any other Shares it acquires after the date of its Irrevocable Undertaking (to the extent such Shareholder is not prohibited by any pre-existing contracts, applicable laws or regulations or governmental authorities from casting such vote) in favour of any resolution(s) put to the Shareholders at any general meeting to be convened in connection with the Concurrent Tencent Repurchase to approve the Concurrent Tencent Repurchase and related arrangements.

The Committed Shareholders collectively are expected to be entitled to exercise the voting rights attached to a total of 78,406,868 Class Y Ordinary Shares and 1,338,142 Class Z Ordinary Shares, on a pro forma basis after giving effect to the proposed transactions that are expected to be completed before the record date of the EGM. Based on the historical participation rate at the Company’s recent general meetings, the Company reasonably expects that these votes will represent not less than 75% of the total votes eligible to be cast by the Disinterested Shareholders at the EGM.

6.	REASONS FOR AND BENEFITS OF THE CONCURRENT TENCENT REPURCHASE

The Concurrent Tencent Repurchase is a transparent, market-based way of facilitating an orderly disposal of Tencent’s shareholding in the Company to minimize the potential market volatility that may otherwise result from such disposal. In the Company’s view, the Concurrent Tencent Repurchase would benefit the Company and the Shareholders as a whole. The Concurrent Tencent Repurchase is not intended to provide Tencent with a preferential exit opportunity.

Taking into account the above, the Directors (excluding the members of the Independent Board Committee, whose views are set out in the letter from the Independent Board Committee as set out on page 20 of this circular after taking into account the advice from the Independent Financial Adviser) are of the view that the terms and conditions of the Concurrent Tencent Repurchase are fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

No Director has a material interest in the Concurrent Tencent Repurchase. Accordingly, no Director was required to abstain from voting at the Board meeting approving the Concurrent Tencent Repurchase and the related arrangements.

7.	EFFECTS ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Assuming there being no other change in the shareholding structure of the Company, the following table sets out, for illustrative purposes only, the shareholding structure of the Company (i) as at the Latest Practicable Date; (ii) immediately after the Concurrent Tencent Repurchase and completion of the Tencent Notes Subscription, assuming no conversion of the Notes; (iii) immediately after the Concurrent Tencent Repurchase, completion of the Tencent Notes Subscription and Rule 8A.15 Adjustment resulting from the cancellation of Repurchased Shares under the Concurrent Tencent Repurchase, assuming no conversion of the Notes; and (iv) immediately after the Concurrent Tencent Repurchase, completion of the Tencent Notes Subscription, Rule 8A.15 Adjustment resulting from the cancellation of Repurchased Shares under the Concurrent Tencent Repurchase and the full conversion of the Notes at the initial Conversion Price:

LETTER FROM THE BOARD

	As at the Latest Practicable Date				Immediately after the Concurrent Tencent Repurchase and completion of the Tencent Notes Subscription, assuming no conversion of the Notes

Immediately after the Concurrent

Tencent Repurchase, completion of

the Tencent Notes Subscription and

Rule 8A.15 Adjustment resulting from

the cancellation of Repurchased Shares under
the Concurrent Tencent Repurchase,

assuming no conversion of the Notes

Immediately after the Concurrent

Tencent Repurchase, completion of

the Tencent Notes Subscription,

Rule 8A.15 Adjustment resulting from

the cancellation of Repurchased Shares

under the Concurrent Tencent
Repurchase

and the full conversion of the Notes at

the initial Conversion Price

	Number and class of Shares(1)(2)		Approx. % of beneficial ownership(1)	Approx. % of voting power(1)	Number and class of Shares(3)(4)		Approx. % of beneficial ownership(4)	Approx. % of voting power(4)	Number and class of Share(3)(5)	Approx. % of beneficial ownership(4)(5)	Approx. % of voting power(4)(5)	Number and class of Shares(3)(5)		Approx. % of beneficial ownership(4)(5)	Approx. % of voting power(4)(5)
Shareholder
Mr. Rui Chen (including his associates)(7)	47,253,464 Class Y Ordinary Shares		11.5%	42.3%	47,253,464 Class Y Ordinary Shares		11.9%	42.8%	45,694,786 Class Y Ordinary Shares	11.5%	42.3%	45,694,786 Class Y Ordinary Shares		10.5%	40.9%
	779,338 Class Z Ordinary Shares		0.2%	0.1%	779,338 Class Z Ordinary Shares		0.2%	0.1%	2,338,016 Class Z Ordinary Shares	0.6%	0.2%	2,338,016 Class Z Ordinary Shares		0.5%	0.2%
Ms. Ni Li (including her associates)(7)	7,083,179 Class Y Ordinary Shares		1.7%	6.3%	7,083,179 Class Y Ordinary Shares		1.8%	6.4%	6,849,537 Class Y Ordinary Shares	1.7%	6.3%	6,849,537 Class Y Ordinary Shares		1.6%	6.1%
	116,821 Class Z Ordinary Shares		0.0%	0.0%	116,821 Class Z Ordinary Shares		0.0%	0.0%	350,463 Class Z Ordinary Shares	0.1%	0.0%	350,463 Class Z Ordinary Shares		0.1%	0.0%
Mr. Yi Xu (including his associates)(7)	24,070,225 Class Y Ordinary Shares		5.8%	21.5%	24,070,225 Class Y Ordinary Shares		6.0%	21.8%	23,276,257 Class Y Ordinary Shares	5.8%	21.5%	23,276,257 Class Y Ordinary Shares		5.4%	20.9%
	3,341,983 Class Z Ordinary Shares	(8)	0.8%	0.3%	3,341,983 Class Z Ordinary Shares	(8)	0.8%	0.3%	4,135,951 Class Z Ordinary Shares(8)	1.0%	0.4%	4,135,951 Class Z Ordinary Shares	(8)	1.0%	0.4%
Holder(s) of the Conversion Shares (other than Tencent)	—		—	—	—		—	—	—	—	—	25,168,700 Class Z Ordinary Shares		5.8%	2.3%
Tencent (including its subsidiaries)	13,639,108 Class Z Ordinary Shares	(6)	3.3%	1.2%	48,018 Class Z Ordinary Shares	(6)	0.0%	0.0%	48,018 Class Z Ordinary Shares(6)	0.0%	0.0%	10,115,498 Class Z Ordinary Shares	(6)	2.3%	0.9%
Other Shareholders	315,748,427 Class Z Ordinary Shares		76.6%	28.2%	315,748,427 Class Z Ordinary Shares		79.2%	28.6%	315,748,427 Class Z Ordinary Shares	79.2%	29.2%	315,748,427 Class Z Ordinary Shares		72.8%	28.3%
Repurchased Shares(1)	6,795,540 Class Z Ordinary Shares		—	—	20,386,630 Class Z Ordinary Shares		—	—	20,386,630 Class Z Ordinary Shares	—	—	20,386,630 Class Z Ordinary Shares		—	—
Total (excluding treasury shares)	412,032,545 Shares		100%	100%	398,441,455 Shares		100%	100%	398,441,455 Shares	100%	100%	433,677,635 Shares		100%	100%

LETTER FROM THE BOARD

Notes:

(1)

As at the Latest Practicable Date, (i) the Repurchased Shares from the Concurrent Delta Repurchase are pending cancellation and no voting rights shall be exercised in respect of such Repurchased Shares at the EGM and (ii) the Rule 8A.15 Adjustment to result from the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase also remains pending. But for illustrative purposes, the shareholding as at the Latest Practicable Date has assumed that both of the aforementioned events have been completed. In any event, the voting at the EGM will be conducted on the basis that the Repurchased Shares from the Concurrent Delta Repurchase have been cancelled and the corresponding Rule 8A.15 Adjustment has been completed.

(2)

On the basis of note (1) above, the calculation is based on the total number of 412,032,545 Shares issued and outstanding as at the Latest Practicable Date (comprising 78,406,868 Class Y Ordinary Shares and 333,625,677 Class Z Ordinary Shares), assuming both the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase and the Rule 8A.15 Adjustment to result from the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase have been completed and without taking into account the Bulk Issuance Shares.

(3)	Including Class Z Ordinary Shares underlying ADSs where applicable.
(4)

Assuming there is no change in the total number of Shares issued and outstanding from the Latest Practicable Date (which has assumed that (i) the Repurchased Shares from the Concurrent Delta Repurchase have been cancelled and (ii) the Rule 8A.15 Adjustment to result from the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase has been completed) to the date immediately after the Concurrent Tencent Repurchase and completion of the Tencent Notes Subscription.

(5)

Upon the Concurrent Tencent Repurchase, since the reduction in the number of issued and outstanding Shares would result in an increase in the proportion of the Company’s Shares that carry weighted voting rights (Class Y Ordinary Shares), the WVR Beneficiaries will reduce their total weighted voting rights in the Company proportionately (through conversion of a proportion of their shareholding with those rights into shares without those rights) pursuant to Rule 8A.15 of the Listing Rules (the “Rule 8A.15 Adjustment”). For illustrative purposes, assuming the WVR Beneficiaries will convert a total of 2,586,288 Class Y Ordinary Shares to Class Z Ordinary Shares for the Rule 8A.15 Adjustment, on a pro rata basis, upon the Concurrent Tencent Repurchase, and assuming there is no other change in the total number of Shares issued and outstanding from the Latest Practicable Date to the date immediately after the Concurrent Tencent Repurchase and the completion of the full conversion of the Notes at the initial Conversion Price.

(6)	Inclusive of the impact of the Tencent Secondary Placement.
(7)

The WVR Beneficiaries are not related. Mr. Rui Chen has served as chairman of the board of directors and chief executive officer of the Company since November 2014. Ms. Ni Li has served as the Company’s chief operating officer since November 2014 and vice chairwoman of the Company’s board of directors since January 2015. Mr. Yi Xu founded the Company’s website in 2009 (which culminated in the commencement of the Group’s commercial operations in 2011 and the founding of the Company in 2013) and has served as the Company’s director and president since December 2013.

(8)

2,900,000 Class Z Ordinary Shares out of Mr. Yi Xu’s shareholding are subject to a prepaid variable share forward transaction with a stock lending arrangement, so that he is not entitled to exercise the voting rights attached to those shares while retaining the economic ownership of those shares.

LETTER FROM THE BOARD

8.	FINANCIAL EFFECTS OF THE CONCURRENT TENCENT REPURCHASE

Net asset value per share

Assuming that only the Notes Offerings and Concurrent Repurchases had taken place on June 30, 2026 and that the Class Z Ordinary Shares underlying the Concurrent Tencent Repurchase and Concurrent Delta Repurchase had been bought back in full, the net assets attributable to the Shareholders of approximately RMB38.11 per Share as at June 30, 2026 would have decreased by approximately 8.3% to approximately RMB34.93 per Share as a result of (i) the Reference Price (being the purchase price for the Concurrent Tencent Repurchase) being higher than the net assets attributable to the Shareholders per Share as at June 30, 2026; and (ii) the Tencent Notes Subscription and the Marketed Notes Offering.

Basic earnings per share

Assuming that the Notes Offerings and Concurrent Repurchases had taken place on January 1, 2025 and that the Class Z Ordinary Shares underlying the Concurrent Tencent Repurchase and Concurrent Delta Repurchase had been bought back in full, the Concurrent Tencent Repurchase would have resulted in an increase in the Group’s basic earnings per Share by approximately 4.0% based on the audited net profit attributable to the Shareholders for the year ended December 31, 2025.

Total assets, total liabilities and working capital

As disclosed in the Announcements, the Company plans to use the aggregate proceeds from the Notes Offerings in the following manner: (a) to fund the Concurrent Delta Repurchase; (b) to fund the Concurrent Tencent Repurchase; (c) for AI-driven growth; and (d) for general corporate purposes. Therefore, assuming that the Notes Offerings and Concurrent Repurchases had taken place on June 30, 2026, (i) there will be an increase in the Group’s working capital by an amount equal to the proceeds for general corporate purposes; (ii) there will be an increase of approximately 6.3% in the Group’s total assets; and (iii) there will be an increase of approximately 17.7% in the Group’s total liabilities.

Based on the above, the Company considers that the Notes Offerings and Concurrent Repurchases will have no material adverse effect on the Group’s net asset value per Share, basic earnings per Share, assets and liabilities level or working capital.

9.	PUBLIC FLOAT

The Company intends to maintain its listing on the Stock Exchange and to continue to meet the public float requirements under Rule 8.08 of the Listing Rules. It is expected that the Company will meet the said public float requirement after the completion of the Concurrent Tencent Repurchase.

10.	INFORMATION OF THE COMPANY

The Company was incorporated in the Cayman Islands on December 23, 2013 as an exempted company with its securities being dual-primary listed on Nasdaq and the Stock Exchange. The Group is an iconic brand and a leading video community for young generations in China.

LETTER FROM THE BOARD

11.	INFORMATION ON TENCENT

Tencent is a company incorporated in the Cayman Islands with limited liability, whose shares are listed on the Stock Exchange (stock code: 00700 (HKD Counter) and 80700 (RMB Counter)). The Tencent group is principally engaged in the provision of communication, social, digital content, games, marketing services, fintech and business services primarily in the PRC.

12.	IMPLICATIONS UNDER THE BUYBACKS CODE AND THE LISTING RULES

Rule 2 of the Buybacks Code

The Concurrent Tencent Repurchase constitutes an off-market share buy-back under the Buybacks Code. The Company has applied for, and the Executive has granted, the approval of the Concurrent Tencent Repurchase under Rule 2 of the Buybacks Code, subject to the conditions provided thereunder (the “Rule 2 Approval”). The conditions to the Rule 2 Approval include, among other things, approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast on a poll by the Disinterested Shareholders present in person or by proxy at a meeting to be held for such purposes.

Rule 7 Waiver

In addition, in respect of the Concurrent Tencent Repurchase, the Company has applied for, and the Executive has granted, the Rule 7 Waiver.

Rule 10.06(3)(a) of the Listing Rules

The Company has applied for, and the Stock Exchange has granted, the Rule 10.06(3)(a) Approval such that the Company can conduct the Concurrent Tencent Repurchase and the Tencent Notes Subscription concurrently, on the basis that:

(a)

The Concurrent Tencent Repurchase is a transparent, market-based way of facilitating an orderly disposal of Tencent’s shareholding in the Company to minimize the potential market volatility that may otherwise result from such disposal. Further, the initial conversion price of the Notes is expected to be at a premium to the Reference Price. In the Company’s view, the Concurrent Tencent Repurchase would benefit the Company and the Shareholders as a whole. The Concurrent Tencent Repurchase is not intended to provide Tencent with a preferential exit opportunity;

(b)

The Concurrent Tencent Repurchase would not artificially inflate the conversion price of the Notes. The Notes Offerings would be launched after market close in Hong Kong, and the conversion price of the Notes Offerings and the offering price in the Concurrent Equity Placement (and hence purchase price in the Concurrent Tencent Repurchase) would be determined at around the same time with reference to the last closing price of the Class Z Ordinary Shares. The offering price in the Concurrent Equity Placement would be determined through a bookbuilding among the Concurrent Delta Offering Banks and other investors, in which the Company would not be involved. The Company would announce the terms of the Notes and the Concurrent Tencent Repurchase (including the respective pricing terms) before the market re-opens in Hong Kong on the next trading day. In light of the foregoing, the Concurrent Tencent Repurchase would not pose a material risk of price inflation;

LETTER FROM THE BOARD

(c)

Given that the closings of the Concurrent Tencent Repurchase and Tencent Notes Subscription are intended to be concurrent pursuant to the Tencent Subscription and Repurchase Agreement and that the aggregate repurchase price under the Concurrent Tencent Repurchase will be set off in full against the subscription price under the Tencent Notes Subscription (which forms part of the Notes Offerings), it would be impracticable for the Company to defer the closing of the Tencent Notes Subscription until 30 days after the closing of the Concurrent Tencent Repurchase;

(d)

The Concurrent Tencent Repurchase is subject to the approval by at least three-fourths of the votes cast on a poll by the Disinterested Shareholders at the EGM pursuant to Rule 2 of the Buybacks Code. The overall framework and the key terms of the proposed transactions will be disclosed in the Announcements, the pricing announcement and the EGM circular (which contains the letter from the Independent Board Committee and the letter from the Independent Financial Adviser) of the Company. As such, the Disinterested Shareholders will be provided with sufficient information to assess the proposed transactions and form their voting decisions;

(e)

Save for the Concurrent Repurchases, the Company had not conducted any share buybacks within 30 days before the announcement of the Notes Offerings, and it would not make a new issue of Shares or a sale or transfer of any treasury shares, or announce a proposed new issue of Shares or a sale or transfer of any treasury shares (save for the circumstances as set out in the note to Rule 10.06(3)(a) of the Listing Rules), for a period of 30 days after the Concurrent Repurchases, whether on the Stock Exchange or otherwise, without the prior consent of the Stock Exchange; and

(f)

The listed securities of the Company are less susceptible to price manipulation given the Company’s large market capitalisation and high liquidity. The Company has a large market capitalization of approximately HK$50.1 billion as of September 3, 2026 and high liquidity with an average daily trading volume of HK$670.0 million on the Stock Exchange and US$55.7 million on the Nasdaq in the past six months immediately preceding September 3, 2026.

Rule 8A.15 Adjustment

Upon the Concurrent Tencent Repurchase, since the reduction in the number of issued and outstanding Shares would result in an increase in the proportion of the Company’s Shares that carry weighted voting rights (Class Y Ordinary Shares), the WVR Beneficiaries will conduct a Rule 8A.15 Adjustment. For illustrative purposes, assuming the WVR Beneficiaries will convert a total of 2,586,288 Class Y Ordinary Shares to Class Z Ordinary Shares for the Rule 8A.15 Adjustment upon the Concurrent Tencent Repurchase, and assuming there is no other change in the total number of Shares issued and outstanding from the Latest Practicable Date to the date immediately after the Concurrent Tencent Repurchase and the completion of the full conversion of the Notes at the initial Conversion Price.

13.	EGM AND PROXY ARRANGEMENT

The EGM will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, October 28, 2026 at 4:30 p.m. (Beijing time). The notice of the EGM is set out in this circular.

LETTER FROM THE BOARD

The form of proxy for the EGM is enclosed herewith. The form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk), the Company’s investor relations (https://ir.bilibili.com/) and the SEC (www.sec.gov). Holders of record of the Shares as of the close of business on the Shares Record Date (Hong Kong time) are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of the ADSs as of the close of business on the ADS Record Date (New York time) who wish to exercise their voting rights in respect of the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on October 26, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the EGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on October 19, 2026 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the EGM.

The return of a form of proxy will not preclude the Shareholder from attending and voting in person at the EGM.

14.	VOTING BY POLL

In accordance with Rule 2 of the Buybacks Code, all votes of the Shareholders at the EGM shall be taken by poll.

15.	RECOMMENDATION

On the basis of the information set out in this circular, the Directors (excluding the members of the Independent Board Committee, whose views are set out in the letter from the Independent Board Committee as set out on page 20 of this circular after taking into account the advice from the Independent Financial Adviser) consider that the Concurrent Tencent Repurchase is in the interests of the Company and the Shareholders as a whole. Therefore, the Directors (excluding the members of the Independent Board Committee, whose views are set out in the letter from the Independent Board Committee as set out on page 20 of this circular after taking into account the advice from the Independent Financial Adviser) recommend the Disinterested Shareholders to vote in favor of the resolution as set out in the notice of the EGM.

Having taken into account the advice of the Independent Financial Adviser set out on pages 21 to 46 of this circular, the recommendation from the Independent Board Committee to the Disinterested Shareholders is set out in the Letter from the Independent Board Committee on page 20 of this circular.

16.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

By order of the Board of
Bilibili Inc.
Rui Chen
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the text of the letter of recommendation to the Disinterested Shareholders from the Independent Board Committee regarding the Concurrent Tencent Repurchase for the purpose of incorporation in this circular.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: BILI and HKEX: 9626)

September 25, 2026

To the Disinterested Shareholders

Dear Sir or Madam,

PROPOSED OFF-MARKET SHARE BUY-BACK

We refer to the circular issued by the Company dated September 25, 2026 (the “Circular”) of which this letter forms part. Capitalized terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise the Disinterested Shareholders as to whether, in our opinion, the Concurrent Tencent Repurchase is fair and reasonable so far as the Disinterested Shareholders are concerned and to advise the Disinterested Shareholders on how to vote at the EGM.

Gram Capital has been appointed as the Independent Financial Adviser to advise us in this respect. Details of the advice from Gram Capital, together with the principal factors and reasons taken into consideration in arriving at such advice, are set out in their letter on pages 21 to 46 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 6 to 19 of the Circular and the additional information set out in the appendices to the Circular.

Having considered the terms of the Concurrent Tencent Repurchase, the advice from the Independent Financial Adviser and the principal factors and reasons taken into consideration by the Independent Financial Adviser, we are of the opinion that the Concurrent Tencent Repurchase is fair and reasonable so far as the Disinterested Shareholders are concerned, and is in the interests of the Disinterested Shareholders.

Accordingly, we recommend the Disinterested Shareholders to vote in favor of the resolution to be proposed at the EGM to approve the Concurrent Tencent Repurchase.

Yours faithfully,

for and on behalf of the Independent Board Committee of

BILIBILI INC.

JP Gan Independent Director	Eric He Independent Director	Feng Li Independent Director	Guoqi Ding Independent Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Disinterested Shareholders in respect of the Concurrent Tencent Repurchase for the purpose of inclusion in this circular.

Room 1209, 12/F. Nan Fung Tower 88 Connaught Road Central/ 173 Des Voeux Road Central Hong Kong

25 September 2026

To: The Independent Board Committee and the Disinterested Shareholders of Bilibili Inc.

Dear Sirs,

PROPOSED OFF-MARKET SHARE BUY-BACK

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Disinterested Shareholders in respect of the Concurrent Tencent Repurchase, details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 25 September 2026 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 4 September 2026 (after trading hours of the Stock Exchange), the Company announced that it is proposing to carry out the following transactions, (a) offerings by the Company of US$700 million in aggregate principal amount of convertible senior notes due 2031; (b) included in the aforesaid notes offerings, a subscription by Tencent (through its subsidiary) of US$200 million in aggregate principal amount of the notes on the same terms as other investors; (c) a secondary placement of Class Z Ordinary Shares comprising approximately US$400 million of existing Class Z Ordinary Shares held by Tencent (through its subsidiary) and certain shares borrowed from non-affiliate third parties, offered concurrently to the same category of investors and through the same bookbuilding process; and (d) share repurchases by the Company of (i) approximately US$100 million (as currently expected) of the borrowed shares to mitigate potential dilution upon conversion of the notes, and (ii) US$200 million of existing Class Z Ordinary Shares (including in the form of ADSs) from Tencent (through its subsidiaries), in each case at the clearing price of the above mentioned secondary placement. Later on the same day, the Company announced the pricing of the aforesaid transactions (collectively, the “Announcements”).

On 4 September 2026, the Company and Tencent executed the Tencent Subscription and Repurchase Agreement, pursuant to which:

•	Tencent (through its subsidiary, Huang River) has agreed to subscribe for US$200 million of principal amount of the Notes (i.e. the Tencent Notes Subscription); and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•

The Company agreed to use US$200 million to repurchase a portion of the existing Class Z Ordinary Shares (including in the form of ADSs) held by Tencent through Huang River and Tencent Mobility (i.e. the Concurrent Tencent Repurchase) concurrently with the closing of the Tencent Notes Subscription.

The Tencent Subscription and Repurchase Agreement has taken effect on 4 September 2026 (Hong Kong time) (or 3 September 2026 (U.S. Eastern time)) (the “Effective Date”), being the date the Pricing Announcement was published.

On the Closing Date, the subscription price payable by Huang River to the Company, on the one hand, and the aggregate repurchase price payable by the Company to Huang River and Tencent Mobility, on the other hand, shall be satisfied and discharged by set-off against each other.

With reference to the Board Letter, the Concurrent Tencent Repurchase constitutes an off-market share buy-back under the Buybacks Code. The Company has applied for, and the Executive has granted, the approval of the Concurrent Tencent Repurchase under Rule 2 of the Buybacks Code, subject to the conditions provided thereunder. The conditions to the Rule 2 Approval include, among other things, approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast on a poll by the Disinterested Shareholders present in person or by proxy at the EGM. Details of the waivers obtained in respect of the Concurrent Tencent Repurchase are set out under the section headed “Approval and waiver in respect of the Concurrent Tencent Repurchase” of the Board Letter.

The Independent Board Committee comprising Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding (all being independent Directors) has been established to consider the Concurrent Tencent Repurchase and to give recommendation to the Disinterested Shareholders as to how to vote on the resolution to be proposed at the EGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser by the Company with the approval of the Independent Board Committee to advise the Independent Board Committee and the Disinterested Shareholders in this respect.

INDEPENDENCE

There was no relationship or interests between Gram Capital and the Company, Tencent, and their respective controlling shareholders; and Gram Capital was not in the same group as the financial or other professional advisers (including a stockbroker) to the Company or Tencent, during the past two years immediately preceding 4 September 2026 up to and including the Latest Practicable Date, of a kind reasonably likely to create, or to create the perception of, a conflict of interest or reasonably likely to affect the objectivity of Gram Capital’s advice and to act as the Independent Financial Adviser to the Independent Board Committee and the Disinterested Shareholders.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Disinterested Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date, and should there be any changes to the information and representation provided by the Director resulting in any material changes to our opinion after the Latest Practicable Date, the Shareholders would be notified as soon as possible in accordance with Rule 9.1 of the Takeovers Code. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers, the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there is no undisclosed private agreement/ arrangement or implied understanding with anyone concerning the Concurrent Tencent Repurchase. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 2 of the Takeovers Code.

Your attention is drawn to the responsibility statements as set out in the section headed “Responsibility Statement” of Appendix II to the Circular. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Tencent, or their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Concurrent Tencent Repurchase. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. The Shareholders will be notified of any material changes as soon as possible in accordance with Rule 9.1 of the Takeovers Code. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Concurrent Tencent Repurchase, we have taken into consideration the following principal factors and reasons:

Information of the Group

With reference to the Board Letter, the Company was incorporated in the Cayman Islands on 23 December 2013 as an exempted company with its securities being dual-primary listed on Nasdaq and the Stock Exchange. The Group is an iconic brand and a leading video community for young generations in China.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Financial performance

Set out below are the Group’s consolidated financial performance for the two years ended 31 December 2025 and the six months ended 30 June 2026 (together with comparative figures), as extracted from the Company’s annual report for the year ended 31 December 2025 (the “2025 Annual Report”) and the Company’s interim results announcement for the six months ended 30 June 2026 (the “2026 IR Announcement”):

	For the six months ended 30 June 2026 (“1H2026”)		For the six months ended 30 June 2025 (“1H2025”)	Year on year change	For the year ended 31 December 2025 (“FY2025”)		For the year ended 31 December 2024 (“FY2024”)	Year on year change
	RMB’000 (unaudited	)	RMB’000 (unaudited	)%	RMB’000 (audited	)	RMB’000 (audited	)%
Net Revenues	15,411,958		14,340,938	7.47	30,347,766		26,831,525	13.10
—Value-added services	5,879,900		5,643,936	4.18	11,928,286		10,999,137	8.45
—Advertising	5,719,547		4,446,523	28.63	10,058,430		8,189,175	22.83
—Mobile games	2,914,454		3,343,488	(12.83)	6,394,638		5,610,323	13.98
—IP derivatives and others	898,057		906,991	(0.99)	1,966,412		2,032,890	(3.27)
Gross profit	5,728,196		5,214,944	9.84	11,114,112		8,773,963	26.67
Net profit/(loss) attributable to the Shareholders	553,508		209,900	163.70	1,193,531		(1,346,800)	N/A

Comparison between FY2024 and FY2025

As depicted from the above table, the Group’s net revenues increased from approximately RMB26,832 million for FY2024 to approximately RMB30,348 million for FY2025, representing an increase of approximately 13.10%. Such increase was primarily attributable to the increase in revenue from value-added services and advertising by approximately 8.45% and 22.83% respectively. With reference to the 2025 Annual Report, increase in revenue from value-added services and advertising were mainly attributable to (i) increased revenues from other value-added services and premium memberships; and (ii) the Company’s improved advertising product offerings and enhanced advertising efficiency.

Along with the increase in the Group’s net revenues and the increase in the Group’s gross profit margin, the Group’s gross profit for FY2025 increased by approximately 26.67% as compared to that for FY2024. The Group’s gross profit margin increased by approximately 3.92 percentage points from approximately 32.70% for FY2024 to approximately 36.62% for FY2025. With reference to the 2025 Annual Report, the increase in gross profit was mainly due to growth in total net revenues and relatively stable platform operating costs as the Company enhanced its monetization efficiency.

The Group recorded net profit attributable to the Shareholders of approximately RMB1,194 million for FY2025 as opposed to net loss attributable to the Shareholders of approximately RMB1,347 million for FY2024. With reference to the 2025 Annual Report, the turnaround from loss-making to profit-making was mainly due to the increase in gross profit and slight decrease in total operating expenses for FY2025.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Comparison between 1H2025 and 1H2026

The Group’s net revenues were approximately RMB15,412 million for 1H2026, representing an increase of approximately 7.47% as compared to that for 1H2025. With reference to the 2026 IR Announcement, such increase was mainly attributable to the increase in revenue from advertising which was mainly due to the Company’s improved advertising product offerings and enhanced advertising efficiency, partially offset by the decrease in revenue from mobile games which was mainly due to a high base effect, reflecting the exceptional performance of “San Guo: Mou Ding Tian Xia” (an exclusive licensed game of the Group) for 1H2025 as the title now transitions into a stable and mature life cycle.

Along with the increase in the net revenues, the Group’s gross profit increased by approximately 9.84% from RMB5,215 million for 1H2025 to approximately RMB5,728 million for 1H2026. With reference to the 2026 IR Announcement, such increase was primarily driven by the growth in net revenues, which outpaced the increase in costs of revenues, as the Company enhanced its monetization efficiency.

The Group’s net profit attributable to the Shareholders increased by approximately 163.70% from approximately RMB210 million for 1H2025 to approximately RMB554 million for 1H2026. With reference to the 2026 IR Announcement, such increase was mainly due to the increase in gross profit with a slight increase in total operating expenses.

Financial position

Set out below are the Group’s consolidated financial position as at 31 December 2024, 31 December 2025 and 30 June 2026, as extracted from the 2025 Annual Report and the 2026 IR Announcement:

	As at 30 June 2026	As at 31 December 2025	As at 31 December 2024	Change from 31 December 2025 to 30 June 2026	Change from 31 December 2024 to 31 December 2025
	RMB’000 (unaudited)	RMB’000 (audited)	RMB’000 (audited)%		%
Total assets	42,479,574	41,167,763	32,698,500	3.19	25.90
— Cash and cash equivalents	5,163,796	12,183,538	10,249,382	(57.62)	18.87
— Time deposits	9,766,542	5,522,327	3,588,475	76.86	53.89
— Accounts receivable	1,681,119	1,268,219	1,226,875	32.56	3.37
— Short-term investments	9,369,368	6,447,197	2,706,535	45.32	138.21
— Long-term investments	4,570,559	4,761,653	3,911,592	(4.01)	21.73
— Intangible assets	2,893,031	3,109,603	3,201,012	(6.96)	(2.86)
— Other assets	9,035,159	7,875,226	7,814,629	14.73	0.78

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	As at 30 June 2026	As at 31 December 2025	As at 31 December 2024	Change from 31 December 2025 to 30 June 2026	Change from 31 December 2024 to 31 December 2025
	RMB’000 (unaudited)	RMB’000 (audited)	RMB’000 (audited)%		%
Total liabilities	26,565,453	25,619,200	18,594,587	3.69	37.78
— Loans and borrowings	9,514,290	9,636,717	4,835,989	(1.27)	99.27
— Accounts payable	6,283,459	5,497,415	4,801,416	14.30	14.50
— Deferred revenue	4,636,240	4,661,863	3,802,307	(0.55)	22.61
— Other liabilities	6,131,464	5,823,205	5,154,875	5.29	12.97
Net assets	15,914,121	15,548,563	14,103,913	2.35	10.24
Net assets attributable to the Shareholders	15,951,277	15,573,282	14,108,397	2.43	10.38

The Group’s total assets increased by approximately 25.90% from approximately RMB32,699 million as at 31 December 2024 to approximately RMB41,168 million as at 31 December 2025, and further increased to approximately RMB42,480 million as at 30 June 2026. The Group’s assets primarily consisted of cash and cash equivalents, time deposits, accounts receivable, short-term investments, intangible assets and long-term investments.

The Group’s short-term investments increased by approximately 138.21% from approximately RMB2,707 million as at 31 December 2024 to approximately RMB6,447 million as at 31 December 2025, and further increased by approximately 45.32% to approximately RMB9,369 million as at 30 June 2026. The Group’s short-term investments primarily include financial products with variable interest rates referenced to the performance of underlying assets with the intention to be sold within 12 months. The aforesaid increase in the Group’s short-term investments was primarily due to the increase in investments in financial products from approximately RMB2,282 million as at 31 December 2024 to approximately RMB6,124 million as at 31 December 2025 and further increased by approximately 49.06% to approximately RMB9,128 million as at 30 June 2026.

The Group’s long-term investments increased by approximately 21.73% from approximately RMB3,912 million as at 31 December 2024 to approximately RMB4,762 million as at 31 December 2025 and decreased by approximately 4.01% to approximately RMB4,571 million as at 30 June 2026. The Group’s long-term investments primarily consist of equity investments and financial products with variable interest rates referenced to the performance of underlying assets with original maturities greater than one year. The increase in long-term investments as at 31 December 2025 as compared to that as at 31 December 2024 was mainly attributable to the increase in fair value investments (from approximately RMB160 million as at 31 December 2024 to approximately RMB1,388 million as at 31 December 2025). The Group’s fair value investments remained at similar level at approximately RMB1,312 million as at 30 June 2026.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Group’s intangible assets decreased by approximately 2.86% from approximately RMB3,201 million as at 31 December 2024 to approximately RMB3,110 million as at 31 December 2025, and further decreased to approximately RMB2,893 million as at 30 June 2026. The Group’s intangible assets represented the Group’s licensed copyrights of contents, license rights of mobile games, intellectual property and others; and the continuous decrease in the Group’s intangible assets was primarily attributable to the recognition of amortisation over their respective useful lives.

The Group’s total liabilities increased by approximately 37.78% from approximately RMB18,595 million as at 31 December 2024 to approximately RMB25,619 million as at 31 December 2025, and further increased by approximately 3.69% to approximately RMB26,565 million as at 30 June 2026. The Group’s liabilities primarily consisted of loans and borrowings, accounts payable and deferred revenue.

The Group’s loans and borrowings increased by approximately 99.27% from approximately RMB4,836 million as at 31 December 2024 to approximately RMB9,637 million as at 31 December 2025, and remained at similar level at approximately RMB9,514 million as at 30 June 2026. The Group’s loans and borrowings mainly consist of short-term loans, long-term bank loans, convertible senior notes and other long-term borrowings. The significant increase in loans and borrowings as at 31 December 2025 as compared to that as at 31 December 2024 was mainly attributable to the issuance of the US$690 million convertible senior notes due 2030 with an interest rate of 0.625% per annum.

The Group’s accounts payable increased by approximately 14.50% from approximately RMB4,801 million as at 31 December 2024 to approximately RMB5,497 million as at 31 December 2025, and further increased to approximately RMB6,283 million as at 30 June 2026. As advised by the Directors, the continuous increase in the Group’s accounts payable was consistent with the Group’s business growth.

The Group’s deferred revenue increased by approximately 22.61% from approximately RMB3,802 million as at 31 December 2024 to approximately RMB4,662 million as at 31 December 2025, and remained at similar level at approximately RMB4,636 million as at 30 June 2026. The Group’s deferred revenue consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services, other value-added services and e-commerce platforms.

As at 30 June 2026, the Group’s net assets attributable to the Shareholders (“NAV”) was approximately RMB15,951 million, representing the NAV per Share of RMB38.11 (equivalent to approximately HK$43.88 or US$5.60), based on (i) the central parity rate of HK$1 to RMB0.86855 and US$1 to RMB6.8109 as at 30 June 2026 as announced by the People’s Bank of China; and (ii) the number of Shares in issue as at the same date.

Prospects of the Group’s business

As the Group is a leading video community in China primarily engaged in the provision of video-based contents through its self-operated platform, we searched for certain statistics regarding the internet development in the PRC to demonstrate its development trend.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Number of internet users (including mobile internet users) in the PRC

Set out below are the number of internet users in the PRC (including mobile internet users) in the PRC for December of each of the year 2021, 2022, 2023, 2024 and 2025, being the latest five full years of statistics published by China Internet Network Information Center (the “CNNIC”, an administration and service organisation set up in June 1997 upon the approval of the competent authority and undertakes the responsibilities as the national internet network information center):

	December	December	December	December	December
	2021	2022	2023	2024	2025
Number of internet users in the PRC (in million)	1,032	1,067	1,092	1,108	1,125
Number of mobile internet users in the PRC (in million)	1,029	1,065	1,091	1,105	1,121
Internet penetration rate in the PRC	73.0%	75.6%	77.5%	78.6%	80.1%

As shown in the table above, the number of internet users in the PRC recorded year-on-year increase for each of the year 2022, 2023, 2024 and 2025. The number of internet users in the PRC increased from approximately 1,032 million for 2021 to approximately 1,125 million for 2025, represent a CAGR of approximately 2.18%. Among the various types of use of internet, the use of internet by mobile users are the most populated in the PRC, accounted for over 99% of the total number of internet users in the PRC. Internet penetration rate in the PRC also recorded year-on-year increase for each of the year 2022, 2023, 2024 and 2025, reaching over 80% by 2025.

Percentage of different usage of the internet by the internet users in the PRC

Set out below are the percentage of internet users in the PRC for the five highest types of internet usage for December of each of the year 2021, 2022, 2023, 2024 and 2025, being the latest five full-year statistics published by the CNNIC:

	December	December	December	December	December
	2021	2022	2023	2024	2025
Five highest types of internet usage:	%	%	%	%	%
Instant messaging	97.5	97.2	97.0	97.6	97.2
Internet videos (including micro-dramas)	94.5	96.5	97.7	96.6	97.1
Short videos	90.5	94.8	96.4	93.8	95.4
Online payment	87.6	85.4	87.3	92.8	90.3
Internet shopping	81.6	79.2	83.8	87.9	83.2

As shown in the table above, instant messaging and internet videos are two of the highest usage of internet by internet users in the PRC for each of the five years ended 31 December 2025. There are increasing trend in the use of internet for internet videos (including micro-dramas) and short videos by internet users in the PRC; while the use of internet for instant messaging remained relatively stable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Time spent on internet usage

We noted from the 57th Statistical Report on China Internet Development published by CNNIC in February 2026 that for December 2025, the time spent on short videos and long videos were approximately 9.43 billion hours and 3.73 billion hours respectively, being the two highest categories of internet usage in terms of time spent; while the time spent for other types of popular internet usage such as instant messaging, comprehensive e-commerce, social networking and electronic payments were significantly lower (ranging from 0.6 billion hours to 2.1 billion hours) for December 2025.

Having considered the statistics above, in particular (i) the high penetration rates of internet services in the PRC; (ii) the high usage of internet services for internet videos and short videos; and (iii) the time spent by internet users in the PRC on short and long videos, we are of the view that the prospects of the Group’s business as a leading video community in China is generally positive.

Information of Tencent

With reference to the Board Letter, Tencent is a company incorporated in the Cayman Islands with limited liability, whose shares are listed on the Stock Exchange (stock code: 00700 (HKD Counter) and 80700 (RMB Counter)). The Tencent group is principally engaged in the provision of communication, social, digital content, games, marketing services, fintech and business services in the PRC.

Reasons and benefits of the Concurrent Tencent Repurchase

As at 31 August 2026, Tencent (including its subsidiaries) held 40,014,008 Shares, representing approximately 9.6% of the Company’s total issued shares (excluding treasury shares). Given its substantial shareholding in the Company prior to the Effective Date, the disposal of the Class Z Ordinary Shares held by Tencent in the open market may disrupt and cause downward pressure on the price of the Class Z Ordinary Shares. The Concurrent Tencent Repurchase is a transparent, market-based way of facilitating an orderly disposal of Tencent’s shareholding in the Company to minimise the potential volatility that may otherwise result from such disposal. The Concurrent Tencent Repurchase is not intended to provide Tencent with a preferential exit opportunity.

To assess the fairness and reasonableness of the Concurrent Tencent Repurchase, we performed a trading liquidity analysis on the Class Z Ordinary Shares and ADSs during the period from 1 September 2025 (being approximately one year prior to the date of the Tencent Subscription and Repurchase Agreement) up to the Latest Practicable Date (the “Review Period”). The average daily number of the Class Z Ordinary Shares and ADSs traded per month, the respective percentages of the Class Z Ordinary Shares and ADSs’ average daily trading volume as compared to (i) the total number of issued Class Z Ordinary Shares held by shareholders of Class Z Ordinary Shares other than Tencent (including its subsidiaries) and the Directors (the “Other Class Z Ordinary Shareholders”) as at the Latest Practicable Date; and (ii) the total number of Class Z Ordinary Shares in issue, during the Review Period are tabulated below. For the avoidance of doubt, one ADS represent one Class Z Ordinary Share.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Month	Average daily trading volume of Class Z Ordinary Shares on the Stock Exchange (“SEHK Average Volume”)	% of the SEHK Average Volume to total number of Class Z Ordinary Shares in issue (including those underlying the ADSs) as at the end of the month/period	Average daily trading volume of ADSs on the Nasdaq (“Nasdaq Average Volume”)	% of the Nasdaq Average Volume to total number of Class Z Ordinary Shares in issue (including those underlying the ADSs) as at the end of the month/period	% of the SEHK Average Volume and the Nasdaq Average Volume (“Combined Average Volume”) to the total issued Class Z Ordinary Shares (including those underlying the ADSs) as at the end of the month/period	Combined Average Volume to the total issued Class Z Ordinary Shares (including those underlying the ADSs) held by the Other Class Z Ordinary Shareholders
	Number of Class Z Ordinary Shares	%	Number of ADSs	%	%	%
2025
September	6,936,285	2.1	3,740,013	1.1	3.2	3.4
October	5,892,968	1.8	2,791,148	0.8	2.6	2.8
November	4,611,172	1.4	2,457,483	0.7	2.1	2.2
December	2,989,484	0.9	1,361,581	0.4	1.3	1.4
2026
January	4,979,730	1.5	3,755,153	1.1	2.6	2.8
February	3,998,891	1.2	1,898,388	0.6	1.8	1.9
March	4,837,293	1.4	2,949,929	0.9	2.3	2.5
April	3,194,766	0.9	1,999,445	0.6	1.5	1.6
May	4,842,937	1.4	4,264,752	1.3	2.7	2.9
June	5,587,498	1.6	2,673,711	0.8	2.4	2.6
July	3,936,403	1.2	2,112,592	0.6	1.8	1.9
August	3,373,710	1.0	2,742,222	0.8	1.8	1.9
September (up to the Latest Practicable Date)	6,778,156	2.0	3,941,863	1.2	3.2	3.4

Source: Stock Exchange’s website and Wind Financial Terminal

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As illustrated from the table above, the Combined Average Volume in each month ranged from approximately 1.3% to 3.2% of the total issued Class Z Ordinary Shares (including those underlying the ADSs) during the Review Period. The Combined Average Volume in each month ranged from approximately 1.4% to 3.4% of the total issued Class Z Ordinary Shares (including those underlying the ADSs) held by the Other Class Z Ordinary Shareholders during the Review Period.

During the Review Period, the SEHK Average Volume in each month ranged from approximately 0.9% to 2.1% of the total issued Class Z Ordinary Shares (including those underlying the ADSs); while the Nasdaq Average Volume in each month ranged from approximately 0.4% to 1.3% of the total issued Class Z Ordinary Shares (including those underlying the ADSs). The SEHK Average Volume was more than the Nasdaq Average Volume for each month during the Review Period.

We noted that on the trading day immediately following the Effective Date (i.e. 4 September 2026 for Nasdaq and 7 September 2026 for the Stock Exchange), the trading liquidity surged to approximately 38.80 million Class Z Ordinary Shares and 10.68 million ADSs, representing approximately 11.5% and 3.2% of the total issued Class Z Ordinary Shares as at 31 August 2026. We understood from the Directors that (i) the surge in the trading liquidity of the Class Z Ordinary Shares was primarily attributable to the Tencent Secondary Placement; and (ii) the surge in the trading liquidity of the ADSs was primarily attributable to market reaction following the publication of the Announcements.

Although the Class Z Ordinary Shares were actively traded to a certain extent as discussed above, the 26,374,900 Class Z Ordinary Shares offered and sold under the Tencent Secondary Placement (being part of the Concurrent Equity Placement) represented approximately 7.8% of the issued Class Z Ordinary Shares as at 31 August 2026 and were approximately 2.6 times more than the average daily trading volume of the Class Z Ordinary Shares (including those underlying the ADSs) during the period from 1 September 2025 up to the Effective Date.

Given the size of Tencent Secondary Placement, even a prudently conducted on-market disposal would, in our view, likely exert substantial downward pressure on the market price of the Class Z Ordinary Shares and could cause considerable disruption to trading in the Class Z Ordinary Shares; and a potentially disorderly market would not be in the interests of the Company and the Disinterested Shareholders as a whole.

On this basis, we are of the view that the Concurrent Tencent Repurchase would deliver an orderly exit for such Class Z Ordinary Shares held by Tencent and minimise any potential material market volatility that may arise from the disposal of Tencent’s Class Z Ordinary Shares in the market. At the same time, the Concurrent Tencent Repurchase creates an opportunity to acquire the Class Z Ordinary Shares at a small discount to recent market prices and to enhance the Group’s earnings per Share as detailed under the section headed “Financial effects” below.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Furthermore, as the Concurrent Tencent Repurchase and the Tencent Notes Subscription are conditional on, among other things, the completion of the Marketed Notes Offering, the Concurrent Tencent Repurchase and the Tencent Notes Subscription formed part of the Notes Offering; whereas the Concurrent Delta Repurchase serves as a stabilising action for the Marketed Notes Offering. Based on:

•

the size of the Notes Offering (including the Tencent Notes Subscription) of US$700 million and the Concurrent Repurchase (including the Concurrent Tencent Repurchase) of US$300 million, the gross proceed to be raised would be US$400 million, with potential dilution of approximately 14.8 million Shares (calculated based on the number of shares to be converted from the Notes (i.e. the size of the Notes Offering divided by the Conversion Price), less the number of Shares to be repurchased under the Concurrent Repurchase (i.e. the size of the Concurrent Repurchase divided by the Repurchase Price)), representing approximately 3.42% of the enlarged issued Shares; and

•

the size of the Marketed Notes Offering of US$500 million and the Concurrent Delta Repurchase of US$100 million (on the assumption that the Tencent Sellers would not participate in the Notes Offering), the gross proceeds to be raised would also be US$400 million, with potential dilution of approximately 18.4 million Shares (calculated based on the number of shares to be converted from the Notes (i.e. the size of the Marketed Notes Offering divided by the Conversion Price), less the number of Shares to be repurchased under the Concurrent Delta Repurchase (i.e. the size of the Concurrent Delta Repurchase divided by the Repurchase Price)), representing approximately 4.20% of the enlarged issued Shares.

Based on our analysis above, the Tencent Notes Subscription and the Concurrent Tencent Repurchase would result in less potential dilution to the existing Shareholders in contrast to the Notes Offering without the participation of the Tencent Sellers.

Principal terms of the Concurrent Tencent Repurchase

Set out below are the principal terms of the Concurrent Tencent Repurchase, details of which are set out under the section headed “The Tencent Subscription and Repurchase Agreement” of the Board Letter:

Date:	4 September 2026

Parties:	(a) Huang River;

(b) Tencent Mobility; and

(c) the Company

Effective date:	4 September 2026

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Tencent Notes Subscription:

At the Closing, Huang River agrees to subscribe for and purchasefrom the Company, and the Company agrees to issue, sell and deliver to Huang River, US$200 million aggregate principal amount of the Notes, free and clear of all encumbrances (except for transfer restrictions set forth in the terms of the Notes as contemplated by the pricing term sheet and as may be required by applicable securities laws), for a subscription price (i.e. the Subscription Price) equal to the Aggregate Principal Amount.

It is the parties’ expectation that the Notes deliverable in the Tencent Notes Subscription will be issued pursuant to the same indenture as, will constitute the same series as, and upon the Closing will be fungible with, the Notes offered and sold in the Marketed Notes Offering.

Concurrent Tencent Repurchase:	At the Closing, (i) Huang River agrees to sell to the Company, and the Company agrees to purchase from Huang River, the 10,954,357 ADSs held by Huang River (represented by the same number of Class Z Ordinary Shares) and (ii) Tencent Mobility agrees to sell to the Company, and the Company agrees to purchase from Tencent Mobility, 2,636,733 Class Z Ordinary Shares (i.e. the Sale Shares) for an aggregate purchase price of US$200 million (i.e. the Aggregate Repurchase Price) at the Reference Price. The Sale Shares, when delivered, shall be free from any encumbrance (provided that any “restricted security” status of the Sale Shares within the meaning of Rule 144 under the Securities Act shall not be deemed an encumbrance), fully paid (in the case of Class Z Ordinary Shares) and with all rights attached or accruing to them on and from the Closing.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Conditions precedent to Closing:

The obligations of the Company and the Tencent Sellers to consummate the Closing are subject to the satisfaction of each of the following conditions, unless otherwise waived in writing by the parties, provided that each of the conditions under (a) to (d) below cannot be waived:

(a)   the resolutions approving the Concurrent Tencent Repurchase shall have been passed at the EGM by at least three-fourths of the votes cast on a poll by the Disinterested Shareholders;

(b)   the Rule 10.06(3)(a) Approval, the Rule 7 Waiver and the Rule 2 Approval shall have been granted and not withdrawn;

(c)   the Marketed Notes Offering in the aggregate principal amount of US$500 million shall have been completed; and

(d)   the consummation of the Tencent Notes Subscription and the Concurrent Tencent Repurchase shall take place concurrently at the Closing.

Details of the respective obligation of each of the Tencent Seller and the Company are set out under the section headed “3. THE TENCENT NOTES SUBSCRIPTION AND CONCURRENT TENCENT REPURCHASE” of the Board Letter.

Payment of consideration:	At the Closing, the Subscription Price payable by Huang River to the Company and the Aggregate Repurchase Price payable by the Company to the Tencent Sellers shall be satisfied and discharged solely by way of a multilateral set-off among the Company, Huang River and Tencent Mobility. Each Tencent Seller irrevocably directs and authorizes the Company to apply and set off the portion of the Aggregate Repurchase Price payable to such Tencent Seller in or towards satisfaction and discharge of the Subscription Price payable by Huang River to the Company, and Huang River irrevocably directs and authorizes the Company to apply and set off the Subscription Price in or towards satisfaction and discharge of the Aggregate Repurchase Price payable by the Company to the Tencent Sellers. Such directions and authorizations are irrevocable and such application and set-off shall take effect automatically on the Closing Date.

Closing:	The concurrent closing of the Tencent Notes Subscription and the Concurrent Tencent Repurchase shall take place on the fifth (5th) Business Day after the satisfaction or, to the extent permissible, waiver by the party(ies) entitled to the benefit of the conditions precedent (other than the conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as the parties may agree in writing.

.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Repurchase Price

With reference to the Board Letter, the repurchase price in the Concurrent Tencent Repurchase (i.e. HK$115.38 per Class Z Ordinary Share, the “Repurchase Price”) is the Reference Price, which was the offering price of the Concurrent Equity Placement determined through the bookbuilding process.

To assess the fairness of the Repurchase Price, we conducted the following analyses, including the comparison of Repurchase Price with recent and historical closing prices of Class Z Ordinary Shares, analysis of comparable transactions and analysis of comparable companies as follows.

The Repurchase Price of HK$115.38 per Class Z Ordinary Share represents:

(i)

a discount of approximately 3.8% to the closing price of US$15.29 per ADS (equivalent to approximately HK$119.93 based on the exchange rate of US$1.00 = HK$7.8436) on the Nasdaq on the Latest Practicable Date (U.S. Eastern time);

(ii)	a discount of approximately 2.6% to the closing price of HK$118.50 per Class Z Ordinary Share as quoted on the Stock Exchange on the Latest Practicable Date (Hong Kong time);

(iii)

a discount of approximately 5.1% to the closing price of US$15.5 per ADS (equivalent to approximately HK$121.53 based on the exchange rate of US$1.00 = HK$7.8407) on the Nasdaq on 3 September 2026 (U.S. Eastern time), being the Effective Date;

(iv)

a discount of approximately 5.0% to the closing price of HK$121.40 per Class Z Ordinary Share as quoted on the Stock Exchange on 4 September 2026 (Hong Kong time), being the Effective Date (the “Repurchase Price Effect Date Discount”);

(v)

a discount of approximately 6.5% to the average closing price of approximately HK$123.46 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the five consecutive trading days immediately prior to and including the Effective Date (the “Repurchase Price 5 Days Discount”);

(vi)

a discount of approximately 15.5% to the average closing price of approximately HK$136.49 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the 30 consecutive trading days immediately prior to and including the Effective Date (the “Repurchase Price 30 Days Discount”);

(vii)

a discount of approximately 19.1% to the average closing price of approximately HK$142.55 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the 90 consecutive trading days immediately prior to and including the Effective Date (the “Repurchase Price 90 Days Discount”);

(viii)

a discount of approximately 35.2% to the average closing price of approximately HK$177.95 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the 180 consecutive trading days immediately prior to and including the Effective Date (the “Repurchase Price 180 Days Discount”);

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ix)

a premium of approximately 177.5% over the NAV per Share of approximately HK$41.58 as at 31 December 2025 based on the NAV of approximately RMB15,573 million as at 31 December 2025 (equivalent to approximately HK$17,242 million, based on the central parity rate of HK$1 to RMB0.90322 as at 31 December 2025 as announced by the People’s Bank of China) and the number of Shares in issue as at 31 December 2025; and

(x)

a premium of approximately 162.9% over the NAV per Share of approximately HK$43.88 as at 30 June 2026 based on the NAV of approximately RMB15,951 million as at 30 June 2026 (equivalent to approximately HK$18,365 million, based on the central parity rate of HK$1 to RMB0.86855 as at 30 June 2026 as announced by the People’s Bank of China) and the number of Shares in issue as at 30 June 2026 (the “Repurchase Price NAV Premium”).

Historical price performance of the Class Z Ordinary Shares

Set out below is a chart showing the movement of the closing price of the Class Z Ordinary Shares, together with the movement of Hang Seng Index and the NAV per Share during the Review Period to illustrate the general trend and movement of the closing price of the Class Z Ordinary Shares. The Company reported its NAV by way of quarterly results announcement four times a year.

Source: Stock Exchange’s website

During the Review Period, the lowest and highest closing price of the Class Z Ordinary Shares as quoted on the Stock Exchange were HK$114.60 per Class Z Ordinary Share recorded on 17 September 2026 and HK$281.00 per Class Z Ordinary Share recorded on 28 January 2026. The Repurchase Price of HK$115.38 is below the closing prices of the Class Z Ordinary Shares for 260 out of the total of 261 trading days during the Review Period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

From the beginning of the Review Period, the closing price of Class Z Ordinary Shares formed an upward trend with volatility from HK$184.10 recorded on 1 September 2025 to HK$242.00 recorded on 28 October 2025. Immediately after that, the closing price of Class Z Ordinary Shares recorded a sharp decline to HK$192.10 recorded on 21 November 2025. For December 2025, the closing price per Class Z Ordinary Share fluctuated between the range of HK$189.20 and HK$207.40.

From the beginning of January 2026, the closing price of Class Z Ordinary Shares formed a rapid upward trend and reached the highest closing price during the Review Period of HK$281.00 on 28 January 2026. Thereafter, the closing price of Class Z Ordinary Shares formed a sharp decreasing trend and reached HK$124.50 on 23 June 2026. Afterwards, the closing price of Class Z Ordinary Shares fluctuated between the range of HK$119.70 to HK$150.10 up to the Effective Date. The Repurchase Price of HK$115.38 is below the closing prices of the Class Z Ordinary Shares during the entire period from the beginning of the Review Period to the Effective Date.

Following the publication of the Announcements and up to the Latest Practicable Date, the closing price of Class Z Ordinary Shares fluctuated between the range of HK$114.60 and HK$125.00.

The closing price of the Class Z Ordinary Shares were significantly higher than the NAV per Share during the entire Review Period.

Save as and except for the publication of the announcements as set out in the chart above, which may have caused the aforesaid fluctuation in the closing price of the Class Z Ordinary Shares, we did not identify any specific reasons which caused the aforesaid fluctuation in the closing price of the Class Z Ordinary Shares.

Historical price performance of the ADSs

Set out below is a chart showing the movement of the closing price of the ADSs, together with the movement of the Nasdaq Composite Index and the NAV per Share during the Review Period to illustrate the general trend and movement of the closing price of the ADS. The Company reported its NAV by way of quarterly results announcement four times a year.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Source: Wind Financial Terminal

During the Review Period, the lowest and highest closing prices of the ADSs as quoted on Nasdaq were US$14.40 per ADS recorded on 17 September 2026 (U.S. Eastern time) and US$35.92 per ADS recorded on 28 January 2026 (U.S. Eastern time). The Repurchase Price of HK$115.38 (equivalent to approximately US$14.72 based on the exchange rate of US$1 to HK$7.8407) is lower than the closing prices of the ADS for 265 trading days out of the total of 266 trading days on Nasdaq during the Review Period.

During the Review Period, the movement of the closing prices of the ADSs were in line with the movement of the closing prices of the Class Z Ordinary Shares.

The closing price of the ADSs were significantly higher than the NAV per Share during the entire Review Period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Trading multiple analysis

We conducted trading multiple analysis by comparing the implied price-to-sales ratio based on the Repurchase Price with those companies that are comparable to the Group. As the Class Z Ordinary Shares are listed on the Stock Exchange and the ADSs are listed on Nasdaq, we searched for listed companies in Hong Kong and United States which are principally engaged in the provision of video-based contents through the operation of its online platform(s) in the PRC and derived revenue through providing value-added services and from memberships program(s). We identified five listed companies that met the aforesaid criteria and they are exhaustive (the “Comparable Companies”).

We consider the use of price-to-earnings ratio is impracticable as the Group had only recorded profit for the first year since the Company’s listing on the Stock Exchange. Furthermore, we noted that (i) the price of the Class Z Ordinary Shares and the ADSs were far above the NAV per Share; (ii) the Company and the Comparable Companies operate video-based online-content platforms, a significant portion of their value is attributable to their internally developed platforms that may not be fully reflected in their financial position; and (iii) based on our analysis on the asset composition of the Company and the Comparable Companies, (a) approximately 57% of the Group’s total assets as at 30 June 2026 consisted of cash at bank and/or short-term investments; (b) approximately 48% to 75% of the total assets of four out of five of the Comparable Companies (namely, Kuaishou Technology (stock code: 1024.HK), Inkeverse Group Limited (stock code: 3700.HK), HUYA Inc. (stock ticker: HUYA.NYSE) and DouYu International Holdings Limited (stock ticker: DOYU.Nasdaq)) as at 30 June 2026 (being their then latest published financial information as at the Effective Date) consisted of cash at bank and short-term investments; and (c) in respect of iQIYI, Inc. (stock ticker: IQ.Nasdaq), approximately 45% of its total assets as at 30 June 2026 consisted of licensed and self-produced contents to be delivered on its online platform. Although the Company and four of the Comparable Companies (those other than iQIYI, Inc. (stock ticker: IQ.Nasdaq)) shared similar operating activities and assets structure, their assets primarily consisted of cash and/or short-term investments that are readily convertible into cash, as such, we consider the use of price-to-book ratio is impracticable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below are the price-to-sales ratio (“PSR”) of the Comparable Companies based on their closing prices and their then latest audited revenue for the latest financial year as at the Effective Date:

Company name (Stock code/ticker)	Principal business	Market capitalisation as at the Effective Date (HK$ million)	PSR
Kuaishou Technology (1024)	Provision of online marketingservices, live streaming and other services	145,646	0.88

Inkeverse Group Limited (3700)	Provision of value-added service and entertainment content service through operating the matrix of online platforms and providing an internet infrastructure to enable the users to interact through the platforms in the PRC	1,930	0.33

HUYA Inc. (HUYA)	Operation of its own live streaming platforms that enable broadcasters and viewers to interact with each other	3,742	0.51

DouYu International Holdings Limited (DOYU)	Provision of wide range of game- centric integrated content through the operation of its platform	1,029	0.24

iQIYI, Inc. (IQ)	Offering of diverse collection of internet video content through the operation of its platform	6,677	0.21

	Maximum		0.88

	Minimum		0.21

	Average		0.43

	Median		0.33

The Company		50,829	1.38

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

From the table above, the PSR of the Comparable Companies ranged from approximately 0.21 times to 0.88 times, with an average of approximately 0.43 times and a median of approximately 0.33 times.

The implied PSR of the Concurrent Tencent Repurchase is above the PSR range of the Comparable Companies.

Comparison with other off-market share buy-back cases

We searched for completed off-market share buy-back of listed shares as announced by other Hong Kong listed companies (the “Comparable Buy-back Case(s)”) during the period from 5 September 2025 (being one year prior to the Effective Date) up to and including the Latest Practicable Date. We only found one Comparable Buy-back Case which met the said criteria and we consider the number of Comparable Buy-back Cases was not sufficient for us to perform a meaningful analysis. Accordingly, we extended the research period to five years from 5 September 2021 up to and including the Latest Practicable Date. Based on the extended research period, we found six Comparable Buy-back Cases which met the said criteria and they are exhaustive. Shareholders should note that although the businesses, operations, prospects and market capitalisation of the Company are not the same as the subject companies of the Comparable Buy-back Cases, the Comparable Buy-back Cases illustrate the pricing practice for completed off-market share buy-back cases conducted by other Hong Kong listed companies during the past five years.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Company name (stock code)	Date of initial announcement

Premium/

(discount)

of the

repurchase

price over/

to the

closing

price per

share

on the

last full

trading day

prior to the

publication

of the initial

announcement

in relation

to the

repurchase

proposal

%

Premium/

(discount)

of the

repurchase

price over/

to the

average

closing

price per

share

for the

last five

last full

trading day

prior to the

publication

of the initial

announcement

in relation

to the

repurchase

proposal
%

Premium/

(discount)

of the

repurchase

price over/

to the

average

closing

price per

share for

the last

30 last full

trading day

prior to the

publication

of the initial

announcement

in relation

to the

repurchase

proposal
%

Premium/

(discount)

of the

repurchase

price over/

to the

average

closing

price per

share for

the last

90 last full

trading day

prior to the

publication

of the initial

announcement

in relation

to the

repurchase

proposal
%

Premium/

(discount)

of the

repurchase

price over/

to the

average

closing

price per

share

for the

last 180 last

full trading
day

prior

to the

publication of

the

initial

announcement

in relation

to the

repurchase

proposal
%

3SBio Inc. (1530)	13 December 2021	Nil	0.62	(1.17)	(8.26)	(12.98)
The Bank of East Asia, Limited (23)	28 January 2022	(7.2)	(6.89)	(0.33)	(2.67)	(9.86)
KPa-BM Holdings Limited (2663)	6 December 2022	(9.3)	(9.33)	(6.21)	(10.64)	(16.84)
Dongyue Group Limited (189)	24 October 2023	33.0	31.04	22.32	9.42	(4.01)
Top Education Group Ltd (1752)	7 April 2025	(30.3)	(27.23)	(27.76)	(33.74)	(34.70)
Cathay Pacific Airways Limited (293)	5 November 2025	(3.9)	(3.19)	0.52	(1.29)	3.06
	Maximum:	33.0	31.0	22.3	9.4	3.1
	Minimum:	(30.3)	(27.2)	(27.8)	(33.7)	(34.7)
	Average:	(3.0)	(2.5)	(2.1)	(7.9)	(12.6)
	Median:	(5.6)	(5.0)	(0.7)	(5.5)	(11.4)
The Company		(5.0)	(6.5)	(15.5)	(19.1)	(35.2)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As depicted in the above table, the Repurchase Price Effective Date Discount, Repurchase Price 5 Days Discount, Repurchase Price 30 Days Discount and Repurchase Price 90 Days Discount are all within the respective range of the Comparable Buy-back Cases and is lower than the average of the Comparable Buy-back Cases. In addition, the Repurchase Price 180 Days Discount is below the range of the Comparable Buy-back Cases.

Conclusion on the Repurchase Price

Although the implied PSR of the Company based on the Repurchase Price is above PSR range of the Comparable Companies, having considered that:

(i)	the Repurchase Price is the same as the Reference Price, which was determined through an independent bookbuilding process;

(ii)	the Repurchase Price is lower than the closing price of the Class Z Ordinary Shares as quoted on the Stock Exchange during the almost all of the Review Period; and

(iii)

the Repurchase Price Effective Date Discount, Repurchase Price 5 Days Discount, Repurchase Price 30 Days Discount and Repurchase Price 90 Days Discount are all within the respective range of the Comparable Buy-back Cases and represented deeper discount than the respective average of the Comparable Buy-back Cases; while the Repurchase Price 180 Days Discount is deeper than those of the Comparable Buy-back Cases, we are of the view that the Repurchase Price is fair and reasonable.

The Notes

At the Closing, the Subscription Price payable by Huang River to the Company under the Tencent Notes Subscription and the Aggregate Repurchase Price payable by the Company to the Tencent Seller under the Concurrent Tencent Repurchase shall be satisfied and discharged solely by way of a multilateral set-off among the Company, Huang River and Tencent Mobility. The Aggregate Repurchase Price payable under the Concurrent Tencent Repurchase shall effectively be settled through the Tencent Notes Subscription.

The Company will not incur any coupon payment should the Notes be issued to Tencent, as the Notes will not bear regular interest.

Furthermore, holders of the Notes may convert all or any portion of their Notes at their option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the Maturity Date. The initial conversion price (the “Conversion Price”) (subject to adjustment), is approximately HK$155.79 per Conversion Share, which represents:

(i)	a premium of approximately 31.5% over the closing price of HK$118.50 per Class Z Ordinary Share on the Latest Practicable Date;

(ii)	a premium of approximately 28.3% over the closing price of HK$121.40 per Class Z Ordinary Share on the Effective Date (the “Conversion Price Effective Date Premium”);

(iii)

a premium of approximately 26.2% over the average closing price of approximately HK$123.46 per Class Z Ordinary Share on the Stock Exchange for the last five (5) consecutive trading days immediately prior to Effective Date (the “Conversion Price 5 Days Premium”); and

(iv)	a premium of approximately 35.0% over the clearing share price of the Concurrent Equity Placement of HK$115.38 per Class Z Ordinary Share.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As part of our analysis, we also assessed the key terms of the Notes by comparing them with the terms of convertible securities issued by other listed companies in Hong Kong. We identified transactions in relation to the placing/subscription of convertible bonds/notes (excluding A shares convertible bonds/notes) as first announced by companies listed on the main board of the Stock Exchange that the determination of initial conversion price involving book-building exercise as explicitly disclosed in relevant announcement, during the period from 1 June 2026 to the Effective Date, being a period of approximately three months prior to and including the Effective Date (the “Comparable Notes”). We consider a three-month research period would allow us to identify sufficient, fair and representative comparable cases to demonstrate the market practice prior to the date of the Effective Date. We found six transactions which met the said criteria and the list of Comparable Notes is exhaustive.

Company name (stock code)	Date of announcement	Principal amount	Maturity (Year(s))	Interest rate per annum (%)	Premium/ (discount) of the conversion price over/to closing price per share on the date of agreement in relation to the respective of convertible bonds/notes (%)	Premium/ (discount) of the conversion price over/to average closing price per share for the five consecutive days prior to the date of agreement in relation to the respective of convertible bonds/notes (%)
Luye Pharma Group Ltd. (2186)	4 June 2026	US$180 million	1.00	5.25	24.9	24.1
MMG Limited (1208)	16 June 2026	US$800 million	1.00	Nil	4.8	21.4
Lenovo Group Limited (992)	18 June 2026	US$2,000 million	7.00	Nil	47.5	55.4
Guming Holdings Limited (1364)	3 July 2026	HK$1,960 million	1.00	Nil	15.5	10.0
Wanguo Gold Group Limited (3939)	19 August 2026	HK$5,500 million	1.00	0.75	20.2	28.9
China Nonferrous Mining Corporation Limited (1258)	27 August 2026	US$300 million	5.00	Nil	29.0	47.0
		Maximum:			47.5	55.4
		Minimum:			4.8	10.0
		Average:			23.6	31.1
		Median:			22.5	26.5
The Notes		US$700 million	5	Nil	28.3	26.2

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

According to the above table, the conversion price of the Comparable Notes:

•

ranged from a premium of approximately 4.8% to a premium of approximately 47.5%, with average of 23.6% premium and median of 22.5% premium over the respective closing price of the shares on the date of agreement in relation to the respective of convertible bonds/notes; and

•

ranged from a premium of approximately 10.0% to a premium of approximately 55.4%, with average of 31.1% premium and median of 26.5% premium over the respective average closing price of the shares for the last five consecutive days prior to the date of agreement in relation to the respective of convertible bonds/notes.

The Conversion Price Effective Date Premium and Conversion Price 5 Days Premium falls within the above respective ranges; while the Conversion Price Effective Date Premium is above the average and median of the Comparable Notes, the Conversion Price 5 Days Premium is below the average and close to the median of the Comparable Notes.

Having also considered that (i) the initial Conversion Price is within the range of the lowest and highest closing prices of Shares during the Review Period; and (ii) the Conversion Price Effective Date Premium and Conversion Price 5 Days Premium falls within the respective range of the Comparable Notes; and (iii) the Conversion Price applied to all holders of Notes (including independent third parties), we consider the initial Conversion Price is fair and reasonable.

Financial effects

As stated in the Board Letter, the closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase will be concurrent and will be conditional upon completion of the Marketed Notes Offering. Therefore, we conducted the following analysis on the financial effects to the Group on the assumption that all the Concurrent Repurchases, Tencent Notes Subscription and the Marketed Notes Offering (collectively, the “Notes Offering and Concurrent Repurchases Transactions”) had taken place on 1 January 2025 (for the analysis of items under income statement) or 30 June 2026 (for the analysis of items under balance sheet).

NAV per Share

Assuming that the Notes Offering and Concurrent Repurchase Transactions had taken place on 30 June 2026 and that the Class Z Ordinary Shares underlying the Concurrent Tencent Repurchase and Concurrent Delta Repurchase had been bought back in full, the NAV per Share of approximately RMB38.11 as at 30 June 2026 would have decreased by approximately 8.3% to approximately RMB34.93 as a result of (i) the Repurchase Price being higher than the NAV per Share as at 30 June 2026; and (ii) the Tencent Notes Subscription and the Marketed Notes Offering.

Basic earnings per Share

Assuming that Notes Offering and Concurrent Repurchases Transactions had taken place on 1 January 2025 and that the Class Z Ordinary Shares underlying the Concurrent Tencent Repurchase and Concurrent Delta Repurchase had been bought back in full, the Concurrent Tencent Repurchase would have resulted in an increase in the Group’s basic earnings per Share by approximately 4.0% based on the audited net profit attributable to the Shareholders for FY2025.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Total assets, total liabilities and working capital

As disclosed in the Announcements, the Company plans to use the aggregate proceeds from the Notes Offerings in the following manner: (a) to fund the Concurrent Delta Repurchase; (b) to fund the Concurrent Tencent Repurchase; (c) for AI-driven growth; and (d) for general corporate purposes. Therefore, assuming that the Notes Offering and Concurrent Repurchases Transactions had taken place on 30 June 2026, (i) there will be an increase in the Group’s working capital by an amount equal to the proceeds for general corporate purposes; (ii) there will be an increase of approximately 6.3% in the Group’s total assets; and (iii) there will be an increase of approximately 17.7% in the Group’s total liabilities.

Based on the above, the Company considers that the Notes Offering and Concurrent Repurchase Transactions will have no material adverse effect on the Group’s NAV per Share, basic earnings per Share, assets and liabilities level or working capital.

RECOMMENDATION

Having taken into account the principal factors and reasons as discussed above, in particular:

(i)

the Concurrent Tencent Repurchase is in the interest of the Company and the Shareholders as a whole after considering the size of the Tencent Secondary Placement and the trading liquidity of the Class Z Ordinary Shares and the ADSs during the Review Period;

(ii)	the terms of the Concurrent Tencent Repurchase and the Notes (including the Repurchase Price and the Conversion Price based on our analysis above) are fair and reasonable;

(iii)

the Tencent Notes Subscription and the Concurrent Tencent Repurchase would result in less potential dilution to the existing Shareholders in contrast to the Notes Offering without the participation of the Tencent Sellers; and

(iv)	the Concurrent Tencent Repurchase will have no material adverse effect on the Group’s NAV per Share, basic earnings per Share, assets and liabilities level or working capital,

we are of the opinion that the Concurrent Tencent Repurchase are fair and reasonable so far as the Disinterested Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to recommend the Disinterested Shareholders to vote in favour of the relevant resolution to be proposed at the EGM to approve the Concurrent Tencent Repurchase.

Yours faithfully, For and on behalf of Gram Capital Limited Graham Lam Managing Director

Note:

Mr. Graham Lam is a licensed person registered with the Securities and Futures Commission and a responsible officer of Gram Capital Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 30 years of experience in investment banking industry.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	SUMMARY OF FINANCIAL INFORMATION OF THE GROUP

The following is a summary of the audited financial information of the Group for each of the years ended December 31, 2023, 2024 and 2025 and the unaudited financial information of the Group for the six months ended June 30, 2026, respectively, as extracted from each of the interim results announcement and the relevant annual reports of the Company.

	For the year ended December 31 RMB thousands			For the six months ended June 30
	2023	2024	2025	2026
Net revenues	22,527,987	26,831,525	30,347,766	15,411,958
Gross profit	5,441,865	8,773,963	11,114,112	5,728,196
(Loss)/Profit before income tax expenses	(4,733,008)	(1,400,195)	1,208,086	592,776
Income tax (expense)/benefit	(78,705)	36,544	(17,145)	(51,705)
Net (loss)/profit	(4,811,713)	(1,363,651)	1,190,941	541,071
Net (profit)/loss attributable to noncontrolling interests	(10,608)	16,851	2,590	12,437
Net (loss)/profit attributable to Bilibili Inc.’s shareholders	(4,822,321)	(1,346,800)	1,193,531	553,508
Net (loss)/profit per share, basic	(11.67)	(3.23)	2.85	1.32
Net (loss)/profit per share, diluted	(11.67)	(3.23)	2.74	1.25
Net (loss)/profit per ADS, basic	(11.67)	(3.23)	2.85	1.32
Net (loss)/profit per ADS, diluted	(11.67)	(3.23)	2.74	1.25

2.	AUDITED FINANCIAL STATEMENTS

The Group’s audited consolidated balance sheets, consolidated statements of operations and comprehensive (loss)/income, consolidated statements of changes in shareholders’ equity, consolidated statements of cash flows and notes to the consolidated financial statements for each of the three years ended December 31, 2025 can be found below:

•	pages 77 to 168 of the annual report of the Company for the year ended December 31, 2023, a copy of which is available at https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0409/2024040900324.pdf

•	pages 84 to 175 of the annual report of the Company for the year ended December 31, 2024, a copy of which is available at https://www1.hkexnews.hk/listedco/listconews/sehk/2025/0409/2025040900539.pdf

•	pages 84 to 175 of the annual report of the Company for the year ended December 31, 2025, a copy of which is available at https://www1.hkexnews.hk/listedco/listconews/sehk/2026/0416/2026041601346.pdf

According to the published annual reports of the Company, in the opinion of the auditor of the Company, the consolidated financial statements of the Group for each of the three years ended December 31, 2025 give a true and fair view of the consolidated financial position of the Group as at December 31, 2023, 2024 and 2025, and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with U.S. GAAP and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. No modified opinion, emphasis of matter nor material uncertainty related to going concern had been issued by the auditor of the Company in the independent auditor’s report since its listing on the Stock Exchange.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.	UNAUDITED FINANCIAL STATEMENTS

The Group’s unaudited interim condensed consolidated statements of operations and comprehensive income, unaudited interim condensed consolidated balance sheet, and notes to unaudited interim condensed consolidated financial information for the six months ended June 30, 2026 are set out at pages 18 to 26 of the interim results announcement of the Company for the six months ended June 30, 2026 which can be found at https://www1.hkexnews.hk/listedco/listconews/sehk/2026/0827/2026082701311.pdf.

4.	INDEBTEDNESS STATEMENT

Borrowings

As at the close of business on June 30, 2026, being the latest practicable date for the purpose of ascertaining the indebtedness of the Group prior to the printing of this circular, the Group had short-term loans and long-term debts of approximately RMB9,514 million, of which: (a) RMB1,650 million were short-term loans, consisting mainly of unsecured bank loan arrangements with well-known banks, (b) RMB3,228 million were the current portion of long-term debts, and (c) RMB4,636 million were convertible senior notes, which are classified as long-term debts.

Contingent liabilities

The Company had no material contingent liabilities as of June 30, 2026.

Save as disclosed above, and apart from the intra-group liabilities and normal trade payables, the Group did not at the close of business on June 30, 2026, have any other outstanding bank overdrafts or loans, or other similar indebtedness, mortgages, charges, or guarantees or other material contingent liabilities.

5.	MATERIAL CHANGE

The Directors confirm that, save as and except for (i) the completion of the Marketed Notes Offering and the Concurrent Delta Repurchase as disclosed in the Company’s announcement dated September 9, 2026; and (ii) the entering into the Tencent Subscription and Repurchase Agreement between the Company and the Tencent Sellers on September 4, 2026 in relation to the Tencent Notes Subscription and the Concurrent Tencent Repurchase, there was no material change in the financial or trading position or outlook of the Group since December 31, 2025, being the date to which the latest published audited consolidated financial statements of the Company were made up, up to and including the Latest Practicable Date.

6.	FINANCIAL AND TRADING PROSPECTS

Bilibili is an iconic brand and a leading video community for young generations in China, with revenues primarily from value-added services, advertising, mobile games and IP derivatives and other businesses. For the six months ended June 30, 2026, the Group’s total net revenues increased by 7.5% year-on-year to RMB15.41 billion. Gross profit margin improved to 37.2% from 36.4% in the corresponding period of 2025, and net profit increased to RMB541.1 million from RMB207.6 million.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

High-quality content and the Group’s interest-based community continued to support user growth and engagement. Average daily active users reached 115.9 million in the first half of 2026, an increase of 7% year-on-year. Looking ahead, the Group will continue to develop its content offerings, support content creators and strengthen interactions among users. It will also use artificial intelligence to enhance content understanding and recommendation and help creators improve productivity, while responding to users’ evolving interests and needs.

Advertising remained the principal driver of revenue growth in the first half of 2026. The Group intends to further improve its advertising products and efficiency by applying artificial intelligence to advertising matching, creative production and campaign operations. It will also develop advertising opportunities across search, watch pages, personal computers and smart TVs, with a focus on helping advertisers reach relevant audiences and achieve better conversion outcomes while preserving the user experience.

In value-added services, the Group will continue to enhance premium membership offerings and refine its live broadcasting operations. It will also develop services that enable users to support creators directly, including its fan-charging program, strengthening creator-user relationships and supporting the continued supply of quality content.

Mobile games revenues declined year-on-year in the first half of 2026, primarily reflecting the high base established by San Guo: Mou Ding Tian Xia in the corresponding period of 2025 as the title entered a more mature phase of its lifecycle. The Group remains focused on the long-term operation of existing titles, balancing player experience with monetisation. The Group is also broadening its portfolio through in-house developed and licensed games across different genres, with a focus on player retention and return on investment.

As of June 30, 2026, the Group had cash and cash equivalents, time deposits and short-term investments of RMB24.30 billion. The Group will maintain a disciplined approach to investment, including in artificial intelligence, and continue to improve operating and monetisation efficiency. Through these initiatives, it aims to support sustainable profitability and create long-term value for its users, creators and Shareholders.

APPENDIX II	GENERAL INFORMATION OF THE GROUP

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Buybacks Code for the purpose of giving information with regard to the Group. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.

2.	MARKET PRICES

The table below sets out the closing prices of the Class Z Ordinary Shares on the Stock Exchange (i) at the end of each of the calendar months during the Relevant Period; (ii) on the last business day before the date of the Initial Announcement; and (iii) on the Latest Practicable Date.

Closing price per Class Z Ordinary Share
Date	HK$
March 31, 2026	170.7
April 30, 2026	168.2
May 29, 2026	136.3
June 30, 2026	131.7
July 31, 2026	147.7
August 31, 2026	129.1
September 3, 2026 (the last business day before the date of the Initial Announcement)	119.7
September 22, 2026 (the Latest Practicable Date)	118.5

During the Relevant Period, the highest and lowest closing prices of the Class Z Ordinary Shares as quoted on the Stock Exchange were HK$210.6 on March 5, 2026 and HK$114.6 on September 17, 2026, respectively.

APPENDIX II	GENERAL INFORMATION OF THE GROUP

3.	SHARE CAPITAL, SHARE OPTIONS AND CONVERTIBLE SECURITIES

The authorized and issued share capital of the Company

The authorized and issued share capital of the Company (i) as at the Latest Practicable Date; and (ii) immediately after the Concurrent Repurchases and completion of the Notes Offerings, assuming no conversion of the Notes is illustrated below:

(i)	as at the Latest Practicable Date

(a)	Authorized share capital

Number	Description of Shares	Approximate aggregate nominal value of shares
100,000,000	Class Y Ordinary Shares	US$	10,000
9,800,000,000	Class Z Ordinary Shares	US$	980,000
100,000,000	Undesignated	US$	10,000
Total		US$	1,000,000

(b)	Issued and outstanding

Number	Description of Shares	Approximate aggregate nominal value of shares
78,406,868	Class Y Ordinary Shares	US$	7,840.6868
333,625,677	Class Z Ordinary Shares	US$	33,362.5677
Total		US$	41,203.2545

Notes:

1.	Excluding 6,206,025 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.
2.

As at the Latest Practicable Date, (i) the Repurchased Shares from the Concurrent Delta Repurchase are pending cancellation and no voting rights shall be exercised in respect of such Repurchased Shares at the EGM and (ii) the Rule 8A.15 Adjustment to result from the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase also remains pending. But for illustrative purposes, the shareholding as at the Latest Practicable Date has assumed that both of the aforementioned events have been completed. In any event, the voting at the EGM will be conducted on the basis that the Repurchased Shares from the Concurrent Delta Repurchase have been cancelled and the corresponding Rule 8A.15 Adjustment has been completed.

APPENDIX II	GENERAL INFORMATION OF THE GROUP

(ii)	immediately after the Concurrent Repurchases, completion of the Notes Offerings and the Rule 8A.15 Adjustment, assuming no conversion of the Notes

(a)	Authorized share capital

Number	Description of Shares	Approximate aggregate nominal value of shares
100,000,000	Class Y Ordinary Shares	US$	10,000
9,800,000,000	Class Z Ordinary Shares	US$	980,000
100,000,000	Undesignated	US$	10,000
Total		US$	1,000,000

(b)	Issued and outstanding

Number	Description of Shares	Approximate aggregate nominal value of shares
78,406,868	Class Y Ordinary Shares as at the Latest Practicable Date	US$	7,840.6868

2,586,288	Class Y Ordinary Shares to be cancelled as a result of the Rule 8A.15 Adjustment following the cancellation of the Repurchased Shares from the Concurrent Tencent Repurchase	US$	258.6288

333,625,677	Class Z Ordinary Shares as at the Latest Practicable Date	US$	33,362.5677

13,591,090	Class Z Ordinary Shares to be repurchased pursuant to the Concurrent Tencent Repurchase	US$	1,359.109

2,586,288	Class Z Ordinary Shares to be issued as a result of the Rule 8A.15 Adjustment following the cancellation of the Repurchased Shares from the Concurrent Tencent Repurchase	US$	258.6288
Total		US$	39,844.1455

Notes:

1.	Excluding 6,206,025 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

APPENDIX II	GENERAL INFORMATION OF THE GROUP

(i)

All Class Z Ordinary Shares in issue ranked pari passu in all respects, including as to capital, dividends and voting. Each Class Z Ordinary Share entitles the holder to exercise one vote, and each Class Y Ordinary Share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote, subject to Rule 8A.24 of the Listing Rules that requires a limited number of Reserved Matters to be voted on a one vote per share basis.

(ii)

Since December 31, 2025, being the date on which the latest audited financial statements of the Group were made up, and up to the Latest Practicable Date, the Company had issued an aggregate 4,109,973 Class Z Ordinary Shares upon the exercise or vesting of awards granted under the Company’s share incentive plans.

(iii)

Save for the Concurrent Delta Repurchase completed on September 9, 2026, no Class Z Ordinary Shares had been bought back under the Listing Rules or the Buybacks Code by the Company since December 31, 2025, being the date on which the latest audited financial statements of the Group were made up, and up to the Latest Practicable Date.

(iv)	There was no reorganization of capital of the Company during the two financial years preceding the date of the Initial Announcement.

(v)

During the two-year period immediately preceding the date of the Initial Announcement and up to the Latest Practicable Date, the Company did not declare or pay any dividend on the Class Z Ordinary Shares. The Company does not have a dividend policy. The Board has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

(vi)

As at the Latest Practicable Date, the Company had (i) 1,500 options outstanding under the Global Share Plan; (ii) 9,356,971 options under the 2018 Share Incentive Plan; (iii) 5,763,829 restricted share units under the 2018 Share Incentive Plan; and (iv) 16,848,872 restricted share units under the Second Amended and Restated 2018 Share Incentive Plan (each option or restricted share unit representing one Class Z Ordinary Share). In addition, as at the Latest Practicable Date, an aggregate principal amount of US$1,203.3 million of our convertible senior notes (representing 54,411,438 Class Z Ordinary Shares) remained outstanding. Save as disclosed above, as at the Latest Practicable Date, the Company had no outstanding options, warrants, derivatives, or other conversion rights affecting the Shares.

4.	DISCLOSURE OF INTERESTS

(i)	Directors’ and chief executive’s interests and short positions in Shares, underlying Shares and debentures of the Company or any associated corporation

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were (a) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (b) required to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; (c) otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code, or (d) required to be disclosed pursuant to the Takeovers Code and Buybacks Code, were as follows:

APPENDIX II	GENERAL INFORMATION OF THE GROUP

Interest in our Shares

Name of Director or chief executive	Nature of interest	Number and class of Share(5)	Approximate % of interest in each class of Shares(1)

Mr. Rui Chen(2)	Founder of a discretionary trust who can influence how the trustee exercises his discretion	48,032,802 Class Y Ordinary Shares (L)	60.27%
	Beneficial owner	9,412,000 Class Z	2.78%
		Ordinary Shares (L)

Ms. Ni Li(3)	Founder of a discretionary trust	7,200,000 Class Y	9.03%
	who can influence how the	Ordinary Shares (L)
	trustee exercises his discretion
	Beneficial owner	7,412,000 Class Z	2.19%
		Ordinary Shares (L)

Mr. Yi Xu(4)	Founder of a discretionary trust	24,467,208 Class Y	30.70%
	who can influence how the	Ordinary Shares (L)
	trustee exercises his discretion
	Founder of a discretionary trust	2,900,000 Class Z	0.86%
	who can influence how the	Ordinary Shares (L)
	trustee exercises his discretion
	Founder of a discretionary trust	2,900,000 Class Z	0.86%
	who can influence how the	Ordinary Shares (S)
	trustee exercises his discretion
	Beneficial owner	45,000 Class Z	0.01%
		Ordinary Shares (L)

Mr. JP Gan	Beneficial owner	189,911 Class Z	0.06%
		Ordinary Shares (L)
	Founder of a discretionary trust	37,500 Class Z	0.01%
	who can influence how the	Ordinary Shares (L)
	trustee exercises his discretion
	Interest in controlled corporation	69,700 Class Z	0.02%
		Ordinary Shares (L)

Mr. Eric He	Beneficial owner	182,411 Class Z	0.05%
		Ordinary Shares (L)

Notes:

(1)

The calculations are based on a total number of 79,700,010 Class Y Ordinary Shares and 339,128,075 Class Z Ordinary Shares in issue (excluding 6,206,025 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans) as at the Latest Practicable Date.

APPENDIX II	GENERAL INFORMATION OF THE GROUP

(2)

Mr. Rui Chen was interested in (i) 48,032,802 Class Y Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries; and (ii) 9,412,000 Class Z Ordinary Shares underlying options and restricted share units granted as beneficial owner.

(3)

Ms. Ni Li was interested in (i) 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries; and (ii) 7,412,000 Class Z Ordinary Shares underlying options and restricted share units granted as beneficial owner.

(4)

Mr. Yi Xu was interested in (i) 24,467,208 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries; (ii) 2,900,000 Class Z Ordinary Shares (long position) and 2,900,000 Class Z Ordinary Shares (short position) through Kami Sama Limited; and (iii) 45,000 Class Z Ordinary Shares in the form of ADSs. The short position referred to in (ii) represents the delivery of 2,900,000 Class Z Ordinary Shares by Kami Sama Limited under a prepaid variable share forward transaction with a stock lending arrangement.

(5)	The letter “L” stands for long position and “S” stands for short position.
(6)	Save for the WVR Beneficiaries, no Shareholder holds 10% or more of the voting rights of the Company.
(7)

During the Relevant Period, none of the Directors or any persons acting in concert with any of them had dealt for value in any Shares, convertible securities, warrants, options or derivatives of the Company.

Interest in associated corporations

上海信樂彼成文化諮詢有限公司

Name of Director or chief executive	Nature of interest	Approximate % of equity interest in associated corporation

Mr. Rui Chen	Interest in controlled corporation	12.50%

Ms. Ni Li	Interest in controlled corporation	12.50%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interest or short position in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were (a) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (b) required to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; (c) otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code, or (d) required to be disclosed pursuant to the Takeovers Code and Buybacks Code.

APPENDIX II	GENERAL INFORMATION OF THE GROUP

(ii)	Substantial Shareholders’ interests and short positions in Shares and underlying Shares of the Company

As at the Latest Practicable Date, the following persons (other than the Directors and chief executives whose interests have been separately disclosed), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Name of substantial Shareholder	Capacity/Nature of interest	Number of Shares(15)		Approximate % of interest in each class of Shares
Class Y Ordinary Shares
Vanship Limited(3)	Beneficial owner	48,032,802	(L)	60.27	%(1)
Kami Sama Limited(4)	Beneficial owner	24,467,208	(L)	30.70	%(1)
Saber Lily Limited(5)	Beneficial owner	7,200,000	(L)	9.03	%(1)

Class Z Ordinary Shares
JPMorgan Chase & Co.(6)	Beneficial owner/Investment manager/Person having a security interest in shares/ Trustee/Approved lending agent	68,337,372 40,965,313 14,387,206	(L) (S) (P)	19.79 11.86 4.17	%(2) %(2) %(2)
Deutsche Bank Aktiengesellschaft(7)	Depositary/Investment manager	65,700,412 64,982,060	(L) (S)	19.03 18.82	%(2) %(2)
The Goldman Sachs Group, Inc.(8)	Interest of controlled corporation	29,761,127 11,153,376	(L) (S)	8.62 3.23	%(2) %(2)
UBS Group AG(9)	Interest of controlled corporation	22,236,066	(L)	6.56	%(1)
		6,773,427	(S)	2.00	%(1)
Tencent(10)	Interest of controlled corporation	23,706,588	(L)	6.86	%(2)
Morgan Stanley(11)	Interest of controlled corporation	22,940,452	(L)	6.76	%(1)
		17,051,376	(S)	5.03	%(1)
Citigroup Inc.(12)	Approved lending agent/	22,332,857	(L)	6.47	%(2)
	Interest of controlled corporation	3,949,207	(S)	1.14	%(2)
		17,646,748	(P)	5.11	%(2)
BNP PARIBAS SA(13)	Interest of controlled corporation	22,181,141	(L)	6.42	%(2)
		8,261,981	(S)	2.39	%(2)
Norges Bank	Beneficial owner	23,140,224	(L)	6.70	%(2)
BlackRock, Inc.(14)	Interest of controlled corporation	21,151,901	(L)	6.13	%(2)
		2,678,317	(S)	0.78	%(2)

Notes:

(1)

The calculations are based on a total number of 79,700,010 Class Y Ordinary Shares and 339,128,075 Class Z Ordinary Shares in issue (excluding 6,206,025 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans) as at the Latest Practicable Date.

APPENDIX II	GENERAL INFORMATION OF THE GROUP

(2)

The calculations are based on a total number of 79,700,010 Class Y Ordinary Shares and 345,334,100 Class Z Ordinary Shares in issue (including 6,206,025 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans) as at the Latest Practicable Date.

(3)

Mr. Rui Chen was interested in 48,032,802 Class Y Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries.

(4)

Mr. Yi Xu was interested in 24,467,208 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries.

(5)

Ms. Ni Li was interested in 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries.

(6)

JPMorgan Chase & Co. was interested in an aggregated 68,337,372 Class Z Ordinary Shares (long position), 40,965,313 Class Z Ordinary Shares (short position) and 14,387,206 Class Z Ordinary Shares (lending pool) in the Company. According to the disclosure of interest notice filed by JPMorgan Chase & Co. regarding the relevant event dated September 15, 2026, such Class Z Ordinary Shares were held by JPMorgan Chase & Co. indirectly through certain of its subsidiaries. Among them, 2,476,000 Class Z Ordinary Shares (long position) and 2,689,200 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 20,701 Class Z Ordinary Shares (long position) and 85,640 Class Z Ordinary Shares (short position) were held through cash settled listed derivatives, 7,811,220 Class Z Ordinary Shares (long position) and 6,621,991 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, 5,166,143 Class Z Ordinary Shares (long position) and 9,629,836 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, and 13,065,764 Class Z Ordinary Shares (long position) and 2,281,947 Class Z Ordinary Shares (short position) were held through listed derivatives — convertible instruments.

(7)

Deutsche Bank Aktiengesellschaft (Incorporated in the Federal Republic of Germany & members’ liability is limited) was interested in an aggregated 65,700,412 Class Z Ordinary Shares (long position) and 64,982,060 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by Deutsche Bank Aktiengesellschaft regarding the relevant event dated September 8, 2026, such Class Z Ordinary Shares were held by Deutsche Bank Aktiengesellschaft via its subsidiary acting in its capacity as a depositary of the ADR program of the Company. Among them, 26,023 Class Z Ordinary Shares (long position) were held through unlisted derivatives — convertible instruments.

(8)

The Goldman Sachs Group, Inc. was interested in an aggregated 29,761,127 Class Z Ordinary Shares (long position) and 11,153,376 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by The Goldman Sachs Group, Inc. regarding the relevant event dated September 16, 2026, such Class Z Ordinary Shares were held by The Goldman Sachs Group, Inc. indirectly through certain of its subsidiaries. Among them, 886,715 Class Z Ordinary Shares (long position) and 386,800 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 381,263 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, 2,615,636 Class Z Ordinary Shares (long position) and 1,790,275 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, 11,426 Class Z Ordinary Shares (long position) were held through listed derivatives — convertible instruments and 48,116 Class Z Ordinary Shares (short position) were held through an equity-linked note.

APPENDIX II	GENERAL INFORMATION OF THE GROUP

(9)

UBS Group AG was interested in an aggregated 22,236,066 Class Z Ordinary Shares (long position) and 6,773,427 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by UBS Group AG regarding the relevant event dated September 16, 2026, such Class Z Ordinary Shares were held by UBS Group AG indirectly through certain of its subsidiaries. Among them, 21,820 Class Z Ordinary Shares (short position) were held through cash settled listed derivatives, 6,056,436 Class Z Ordinary Shares (long position) and 141,164 Class Z Ordinary Shares (short position) were held through listed derivatives — convertible instruments, 560,629 Class Z Ordinary Shares (long position) and 865,580 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, and 67 Class Z Ordinary Shares (long position) and 665,555 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives.

(10)

Tencent Holdings Limited was interested in an aggregated 23,706,588 Class Z Ordinary Shares (long position) in the Company. According to the disclosure of interest notice filed by Tencent Holdings Limited regarding the relevant event dated September 4, 2026, Tencent Holdings Limited was interested in an aggregate of 23,706,588 Class Z Ordinary Shares (long position), including 11,674,167 Class Z Ordinary Shares in the form of ADSs and 10,067,480 Class Z Ordinary Shares in the form of unlisted derivatives — convertible instruments that it may acquire upon conversion of the Notes.

According to the Amendment No. 4 to Schedule 13G jointly filed by Tencent Mobility Limited and Tencent Holdings Limited with the SEC on September 10, 2026, Tencent’s beneficial ownership became less than 5% of our Class Z Ordinary Shares.

(11)

Morgan Stanley was interested in an aggregated 22,940,452 Class Z Ordinary Shares (long position) and 17,051,376 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by Morgan Stanley regarding the relevant event dated September 18, 2026, such Class Z Ordinary Shares were held by Morgan Stanley indirectly through certain of its subsidiaries. Among them, 12,525,464 Class Z Ordinary Shares (long position) and 11,643,009 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 90,091 Class Z Ordinary Shares (short position) were held through cash settled listed derivatives, 3,029,665 Class Z Ordinary Shares (long position) were held through listed derivatives — convertible instruments, 12,582 Class Z Ordinary Shares (long position) and 1,155,797 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, 2,971,271 Class Z Ordinary Shares (long position) and 1,886,295 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives.

(12)

Citigroup Inc. was interested in an aggregated 22,332,857 Class Z Ordinary Shares (long position), 3,949,207 Class Z Ordinary Shares (short position) and 17,646,748 Class Z Ordinary Shares (lending pool) in the Company. According to the disclosure of interest notice filed by Citigroup Inc. regarding the relevant event dated September 16, 2026, such Class Z Ordinary Shares were held by Citigroup Inc. indirectly through certain of its subsidiaries. Among them, 2,033,916 Class Z Ordinary Shares (long position) and 30,377 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 607,773 Class Z Ordinary Shares (long position) were held through listed derivatives — convertible instruments, 150,950 Class Z Ordinary Shares (long position) and 348,411 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives and 856,407 Class Z Ordinary Shares (long position) and 358,801 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives.

(13)

BNP PARIBAS SA was interested in an aggregated 22,181,141 Class Z Ordinary Shares (long position) and 8,261,981 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by BNP PARIBAS SA regarding the relevant event dated September 15, 2026, such Class Z Ordinary Shares were held by BNP PARIBAS SA indirectly through certain of its subsidiaries. Among them, 13,012,061 Class Z Ordinary Shares (long position) and 2,579,184 Class Z Ordinary Shares (short position) were held through listed derivatives — convertible instruments, 3,381,079 Class Z Ordinary Shares (long position) and 64,808 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, and 445,236 Class Z Ordinary Shares (long position) and 984,735 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives.

APPENDIX II	GENERAL INFORMATION OF THE GROUP

(14)

BlackRock, Inc. was interested in an aggregated 21,151,901 Class Z Ordinary Shares (long position) and 2,678,317 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by BlackRock, Inc. regarding the relevant event dated September 17, 2026, such Class Z Ordinary Shares were held by BlackRock, Inc. indirectly through certain of its subsidiaries. Among them, 157,160 Class Z Ordinary Shares (long position) and 2,582,797 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives and 688,398 Class Z Ordinary Shares (long position) were held through listed derivatives — convertible instruments.

(15)	The letter “L” stands for long position, “S” stands for short position and “P” stands for lending pool.

Save as disclosed above, as at the Latest Practicable Date, to the best knowledge of the Directors, no person or corporation (other than the Directors and chief executives of the Company) who had interests in the shares or underlying shares of the Company of 10% or more which were recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

5.	MATERIAL LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

6.	EXPERT QUALIFICATION AND CONSENT

The following are the qualifications of the experts who have given opinion or advice which is contained in this circular:

Name	Qualification
Gram Capital Limited	a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO

The above expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and reference to its name in the form and context in which they appear.

As at the Latest Practicable Date, Gram Capital did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, Gram Capital did not have any interest, direct or indirect, in any assets which have been, since December 31, 2025 (being the date to which the latest published audited consolidated financial statements of the Group were made up), acquired or disposed of by or leased to, any member of the Group, or which are proposed to be acquired or disposed of by or leased to, any member of the Group.

APPENDIX II	GENERAL INFORMATION OF THE GROUP

7.	GENERAL

(i)	The registered office of the Company is situated at Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(ii)	The principal executive offices of the main operations of the Company are situated at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, PRC.

(iii)	The address of the Company in Hong Kong is Suite 603, 6/F, Laws Commercial Plaza, 788 Cheung Sha Wan Road, Kowloon, Hong Kong.

(iv)	The principal share registrar and transfer office of the Company in the Cayman Islands is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(v)	The Hong Kong share registrar of the Company is Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

(vi)	The principal place of business of Gram Capital, the Independent Financial Adviser, is Room 1209, 12/F., Nan Fung Tower, 88 Connaught Road Central/173 Des Voeux Road Central, Central, Hong Kong.

(vii)	In the event of any inconsistency between the English and Chinese versions of this circular, the English version shall prevail.

8.	DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the websites of the SFC at www.sfc.hk and the Company’s investor relations at https://ir.bilibili.com/ from the date of this circular up to and including the date of the EGM:

(a)	the Articles of Association;

(b)	the annual reports of the Company for the years ended December 31, 2024 and 2025;

(c)	the Tencent Subscription and Repurchase Agreement;

(d)	the letter from the Board, the text of which is set out on pages 6 to 19 of this circular;

(e)	the letter from the Independent Board Committee, the text of which is set out on page 20 of this circular;

(f)	the letter from the Independent Financial Adviser, the text of which is set out on pages 21 to 46 of this circular;

(g)	the written consent referred to in the paragraph headed “6. Expert Qualification and Consent” in this appendix;

(h)	the Irrevocable Undertakings.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

NOTICE OF EXTRAORDINARY GENERAL MEETING

The attached Notice of Extraordinary General Meeting issued by Bilibili Inc. (the “Company”) serves as the notice of extraordinary general meeting (the “Extraordinary General Meeting”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s investor relations website at https://ir.bilibili.com/.

Unless otherwise specified, capitalized terms in this notice shall have the same meanings as those defined in the circular of the Company dated September 25, 2026 (the “Circular”). Details regarding the resolution in this notice are set out in the Circular.

The Extraordinary General Meeting will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, October 28, 2026 at 4:30 p.m. (Beijing time), for the purpose to consider and vote on the following resolution:

1.	as a special resolution:

(a)	the Tencent Subscription and Repurchase Agreement and the Concurrent Tencent Repurchase as contemplated thereunder be and are hereby approved; and

(b)

the directors of the Company be and are hereby authorized to do all such acts and things and execute all such documents which they consider necessary, desirable or expedient for the implementation of and giving effect to the Tencent Subscription and Repurchase Agreement and the Concurrent Tencent Repurchase.”

SHARES RECORD DATE AND ADS RECORD DATE

The board of Directors of the Company has fixed the close of business on October 9, 2026 Hong Kong time, as the record date (the “Shares Record Date”) of our Class Y ordinary shares with a par value of US$0.0001 each (the “Class Y Ordinary Shares”) and Class Z ordinary shares with a par value of US$0.0001 each (the “Class Z Ordinary Shares”, and together with the Class Y Ordinary Shares, the “Shares”).

Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on September 30, 2026 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

NOTICE OF EXTRAORDINARY GENERAL MEETING

In order to be eligible to attend and vote at the EGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m., Hong Kong time, on October 9, 2026.

ATTENDING THE EGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the EGM.

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote in respect of the Class Z Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.bilibili.com.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on October 26, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the EGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on October 19, 2026 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the EGM. For the avoidance of doubt, treasury shares, if any and registered under the name of the Company, are not entitled to vote at the EGM; for the purpose of the Hong Kong Listing Rules, treasury shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

By order of the Board
Bilibili Inc.
Rui Chen Chairman

Hong Kong, September 25, 2026

As at the date of this notice, the board of directors of the Company comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent directors.